2002 ANNUAL REPORT

Rising to the Challenge

Precision Castparts Corp.



Corporate Profile

Precision Castparts Corp. (PCC, or the Company), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings and forgings for aerospace and power generation customers. The Company also provides:

- investment castings and forgings for general industrial, automotive, medical, and other applications;
- precision machining for aerospace and industrial gas turbine components;
- fluid-handling industrial pumps and valves for a wide variety of markets, along with aftermarket services;
- metalworking tools and machines for various industrial markets;
- refiner plates, screen cylinders, refiner rebuilds, and other products for the pulp and paper industry;
- metal-injection-molded and ThixoFormed™ parts for automotive and other markets;
- metal-matrix-composite components for the electronics and communications industries; and
- carbon- and glass-fiber composite components for general aviation and commercial aircraft applications.

PCC is distinguished by preeminent leadership in the markets it serves, the high degree of proprietary technology and technical expertise inherent in its product lines, outstanding management of complex manufacturing processes, and close attention to the creation of shareholder value. The Company continues to invest in the growth of its core and derivative businesses by expanding market share and creating new market opportunities, while seeking appropriate acquisitions through which this growth may be enhanced.

Financial Highlights

(in millions, except per share data, shareholders and employees)	Fiscal 2002	Fiscal 2001	% Change
Net sales	$ 2,557.4	$ 2,326.3	10%
Net income	$ 42.4	$ 124.9	(66%)
Return on sales	1.7%	5.4%	
Return on beginning shareholders' investment	4.7%	16.1%	
Net income per share (basic)	$ 0.82	$ 2.50	(67%)
Net income per share (diluted)	$ 0.81	$ 2.45	(67%)
Average shares of common stock outstanding:			
Basic	51.6	50.0	3%
Diluted	52.3	50.9	3%
Number of shareholders of record	6,143	5,691	8%
Number of employees	13,813	14,288	(3%)

Fourth Quarter			
Net sales	$ 631.3	$ 630.0	0%
Net income	$ 48.9	$ 39.4	24%
Net income per share (basic)	$ 0.94	$ 0.77	22%
Net income per share (diluted)	$ 0.93	$ 0.75	23%



William C. McCormick, chairman and chief executive officer, and Mark Donegan, president and chief operating officer

Rising to the Challenge

Precision Castparts Corp. reached new heights in fiscal 2002. We set an annual sales record for the sixth year in a row. We successfully leveraged our operating results, even in the face of continued price depreciation. Free cash flow was at its highest level ever, and we significantly decreased our ratio of debt to total capitalization. We continued to follow our strategy of diversification into non-aerospace markets, which will help the stability – and, ideally, the perception – of our business going forward. We invested intelligently for the future with the highest capital expenditure in our history. Cost takeout continued to be a top priority in each and every one of our businesses. We focused on enhancing the operational excellence of our more challenged businesses with improved manufacturing processes, consolidation, and financial control. We further consolidated our production, distribution, and sales resources and expanded our international market reach. All of these actions were the primary drivers that enabled us to produce excellent results in fiscal 2002, establishing a solid foundation from which we can confidently tackle the challenges of the future.

One of PCC's most significant achievements of fiscal 2002 was our major share gain in the industrial gas turbine (IGT) market. We entered this market in the mid-90s and faced a path laden with obstacles on the way to achieving superior performance. Without a doubt, it has proven to be the most exciting and rapid internal growth area for PCC in terms of both sales and margins in our history. We had secured more than 30 percent of the IGT casting market by the end of calendar 2001 and, due to major contractual gains in this fiscal year, that share will increase significantly in calendar year 2003, i.e., greater than 50 percent of the total market. We devoted a good portion of our $125.3 million annual capital expenditures to the expansion of our capacity in Ohio and Oregon to handle this significant growth.

Other PCC businesses were also beneficiaries of the rapid growth in power generation markets. Aeroderivative engines, primarily used for peaking power, made positive contributions to sales and earnings. The healthy IGT market drove Wyman-Gordon forgings sales in fiscal 2002 as well. In our Grafton, Massachusetts, business, IGT sales grew by more than 10 percent from last fiscal year to this. Extruded, seamless pipe also achieved major gains with power generation customers, registering more than a 50 percent compounded annual growth rate over the past two years. Even with the projected downturn in new IGT builds for the immediate future, pipe sales should flourish, due to the continuation of powerplant installations and additional market share opportunities. Several of our Fluid Management Products businesses, such as E/One detection systems, Johnston vertical turbine pumps, Newman's valves, and aftermarket repair and overhaul, have also prospered as a result of the power generation market surge.

The Fluid Management Products segment of PCC's operations should attract further favorable investor attention, as we relentlessly attack internal costs, consolidate and focus its businesses, and continue to develop our inherent strengths to increase product applications and distribution domestically and internationally. We are executing a cost takeout plan that is expected to reduce purchased materials next year by approximately $15 million, and we have focused our global manufacturing into highly efficient, low-cost operations that will provide the basis for more competitive pricing and market share gains. PCC Flow Technologies' valve operations in Europe are now consolidated into two locations: the European Distribution Center, located at the Wouter-Witzel facility in Enschede, The Netherlands, and the European Manufacturing Center in Campina, Romania. We have established an Asian Manufacturing Center in Wuxi, China, where PACO pumps are now being produced. The Asian market has proven to be hungry for PCC Flow Technologies' products, and now we can serve customers locally. Similar plans are being developed for Latin America.

Rising to Improved Operations

In addition to growing its presence in power generation in fiscal 2002, PCC Flow Technologies achieved remarkable success in its energy businesses, particularly Barber Industries, PCC Ball Valves, and Sterom. The aftermarket opportunities were also on the rise during the fiscal year. Our six service shops, which repair and overhaul not only our own pumps, but those of competitors as well, signed several long-term contracts and expanded the scope of their operations, with excellent results. We continued to move our European valve products through our ever-stronger U.S. distribution channels, and the European distribution network we have acquired over the past several years began to find a home for U.S.-manufactured products. Asia and Australia are becoming active markets for the E/One product line, and we are bolstering our sales effort in these dynamic marketplaces. With our ongoing productivity and purchasing initiatives and further management enhancement, we anticipate that PCC Flow Technologies will be a significant contributor to the Company's future sales and earnings. Investors who have followed Fluid Management's fortunes for the past year or two with some legitimate concern should be very encouraged by the continued improvement of the segment's earning power in fiscal 2002. We expect that trend to continue, as the benefits of our relentless cost takeout and market growth strategy are further realized.

The picture has not been as bright for our Industrial Products businesses. Some of their major markets – automotive, pulp and paper, general industrial, electronics – have been severely depressed in recent years. PCC Specialty Products struggled mightily with reduced volumes for quarter after quarter over the past two years. While we have taken steps to introduce new products, pursue aftermarket opportunities, and size the businesses to fit market conditions, we decided in the third quarter of this year that the situation was not going to improve in the near future and took a charge for the impairment of long-lived assets. This move, along with some new top-line potential, should position this business for profitability going forward. Some of this sales growth will certainly result from the addition of the marina mast business of Long Reach, Houston, Texas, to PCC Superior Fabrication's product offerings. Well known for its work on masts for rough-terrain lift-trucks and other heavy-duty masts, PCC Superior Fabrication, part of PCC Specialty Products, will benefit from higher volume and productivity at its Kincheloe, Michigan, plant, as well as from greater marketplace opportunities.

The other two Industrial Products operations – J&L Fiber Services and Advanced Forming Technology (AFT) – continued their contributions to PCC earnings, in spite of less-than-ideal marketplaces. J&L made a major technological leap forward with its SmartPlates™ and V-Max™ screen cylinder, and the market responded enthusiastically. The refiner rebuild business is emerging slowly, but steadily, and should offer upside to J&L's sales and earnings in the future. AFT's metal-injection-molding operations are second to none, and overall sales and margins should pick up some steam this year as a major production contract kicks in, both in Colorado and in the new Hungary plant, and several other new development tools enter full-scale production. The metal-matrix composites business finally hit its stride during the fiscal year, with record sales and earnings, and ThixoForming™, while still facing some market development issues, increased in popularity as an alternative to die casting in sophisticated applications. As a result of our aggressive efforts at growing these businesses, we feel confident that Industrial Products, too, will exert a positive influence on our sales and earnings as we move into fiscal 2003.

Of course, the aerospace business remains an important element of PCC's business picture. However, as commercial engines mature, and replacement revenues increase, a lesser portion of PCC's sales is related to the commercial OEM aerospace cycle, which includes jet engines not only for Airbus and Boeing planes, but for Bombardier and Embraer regional aircraft as well. Without a doubt, the downturn in large commercial aircraft deliveries, which was already on the horizon well before the terrible tragedy of September 11, presented a challenge to our aerospace businesses, especially those most dependent on OEM sales. Yet we have faced this challenge before. We started right-sizing immediately, and we are positioned to take further actions as the business environment evolves. The results of these aggressive efforts have been reflected in consistently high levels of operational performance during the past two quarters. We expect to continue these actions as our business mix evolves.

A strong airfoils replacement business and growing military casting and forging orders helped somewhat to mitigate the commercial downturn. We have also executed plans required for continued profitability in the deflationary world of aerospace. New machining facilities in the Czech Republic and Mexico, for instance, will help sustain our aerospace performance. We will make further investments in these operations over the next several years. Production at our recently completed airfoils finishing facility in Merida, Mexico, has begun. We have also entered into a partnership in Mexico to produce ring-rolled forgings, and we have acquired and are developing a source of steel for structural forgings through a new Czech Republic operation. Both represent excellent opportunities to enter untapped aerospace and IGT markets. All of these activities will provide immediate impact next year and will position PCC as an even stronger company entering the next commercial aerospace upturn.

Rising to Further Growth

Our strategic acquisition activity continued in fiscal 2002, but to a much lesser extent than in previous years; total acquisitions amounted to less than $55 million. Each acquisition was undertaken to extend our product reach and to reduce our cost of operations. In the third quarter of the year, AOP Industries, Inc. joined the Energy Group of PCC Flow Technologies. This Moore, Oklahoma, manufacturer of wellhead equipment complements the Energy Group's Barber, PCC Ball Valves, and Sterom product lines. It also provides many opportunities for production synergies and opens up AOP's well-established distribution network to Energy Group products. The third quarter also saw the increase of our ownership position in Design Technologies International (DTI), a machine tool manufacturer and parts fabricator based in Raciborz, Poland, to 70 percent. PCC Specialty Products is working with DTI on lower-cost solutions for their existing product lines, and DTI is now involved in engineering and manufacturing machine tools and components for other PCC operations, with the intent of further enhancing our low-cost strategy in our marketplaces.

In the fourth quarter, we acquired Lake Erie Design (LED) of Cleveland, Ohio, a manufacturer of precision ceramic cores for industrial gas turbine, aerospace, and other investment casting applications. Synergistic opportunities with SRI, our core manufacturer in Cleveland, Ohio, will enable us to continue to provide highly technical products at a competitive cost for the future. In addition, PCC Flow Technologies added C.W. Valve Services of Houston, Texas, to its General Valve operations. This business has long been involved in the repair and remanufacture of General Valve's Twin Seal and 4-way diverter valves in the Southwest. General Valve will capitalize on the opportunity to spread C.W. Valve's services across a wider customer base throughout North America and continue our overall strategy of growing the aftermarket. In addition, territorial access to General Valve's double-block-and-bleed valve business was reacquired from Hindle, a former licensee, which handled General Valve product in Europe, the Middle East, and Africa. This access immediately increases General Valve's global opportunities and will enhance the operation's world-leading market share in this product line. Also in the fourth quarter, PCC acquired sole ownership of Western Australian Specialty Alloys, which will provide nickel-based billets directly to Wyman-Gordon forging operations at a reduced cost, compared to ingot purchased from external sources.

We strongly feel that fiscal year 2002 operating performance highlighted PCC's continually emerging strength as a diversified company. Annual sales were a record $2,557.4 million, 10 percent better than fiscal 2001 sales of $2,326.3 million. We also improved earnings before restructuring and asset impairment charges for the fiscal year by 29 percent, moving from $131.3 million, or $2.58 per share (diluted) to $169.3 million, or $3.24 per share (diluted). Restructuring charges of $16.3 million, as well as charges of $129.1 million for impairment of long-lived assets taken in the second and third quarters, resulted in reported earnings of $42.4 million for fiscal 2002, or $0.81 per share (diluted). We feel confident that PCC is positioned to maintain high-quality earnings for next year.

PCC is rising to the challenge of fiscal 2003. We have set two overall Company objectives to fuel our efforts for the year ahead: optimization of operating margins as a percentage of sales, and aggressive generation of free cash flow to pay down debt. As we have discussed above, and as the businesses will further describe throughout this annual report, the programs are in place, and the opportunities are in sight to achieve the first objective. Achieving targeted operating margins will demand attention to detail, relentless pursuit of opportunities, dedicated management, active employee participation, and a reasonably stable economy. In terms of meeting our cash flow goals, it is worth noting that free cash flow in the fourth quarter of fiscal 2002 was $142.3 million, and we paid down $154.1 million of debt. We are also pursuing an aggressive free cash flow plan in fiscal 2003, with a maintenance-level capital expenditure target of approximately $85 million. Achievement of this second objective will not only position PCC at more comfortable debt-to-total-capitalization levels, but will also reduce interest expense, thus further improving earnings. We are excited about the challenge and the prospects of success ahead of us, and we encourage our current and potential shareholders to share in that excitement.

Message from Bill McCormick

In closing, I am happy to announce the appointment of Mark Donegan to the position of chief executive officer and president of PCC. The board of directors and I have complete confidence that Mark will lead PCC successfully into the future. Mark, who has been president and chief operating officer since June 2001, is a hands-on, manufacturing-oriented individual who has proven his operational skills in leadership positions at PCC Structurals, PCC Airfoils, and Wyman-Gordon. I feel confident that, under his leadership, the Company will continue to focus on customer satisfaction, technical excellence, uncompromising quality, low-cost leadership, and shareholder value. I will remain as non-executive chairman and a member of the board through at least fiscal 2003. After that, we will see. I want to thank all of you for the support and confidence you have given me during my last 10 years as CEO. I am sure that you will provide the same to Mark.

William C. McCormick
Chairman and Chief Executive Officer

Mark Donegan
President and Chief Operating Officer

Precision Castparts Corp.



Investment Cast Products pages 6-11

PCC STRUCTURALS

The Company's structural business includes large and small castings for aerospace, land-based turbine, airframe, medical, nuclear, locomotive, and other general industrial applications. PCC Structurals manufactures the largest diameter stainless steel, nickel-based superalloy, and titanium investment castings in the world. These castings are stationary components that form portions of the fan, compressor, combustor, and turbine sections of a jet aircraft engine, and they are designed to last for the life of the engine. In recent years, the business has made major strides in diversifying into non-aerospace markets, particularly industrial gas turbines.

John Wessel measures the coordinates of an ALSTOM gas turbine stator at one of our Portland, Oregon, facilities.



PCC AIRFOILS

PCC Airfoils provides stationary vanes and rotating blades, both new and replacement parts, for jet aircraft engines and large, land-based gas turbines designed for electical power generation. Because turbine temperatures may exceed 2,400 degrees Fahrenheit, these airfoils must be made of special nickel superalloys and manufactured with complex, internal cooling passages. The IGT airfoils are generally larger than those for aircraft engines and more difficult to cast. The business also machines jet engine and IGT blades and vanes.

Keith Lunn loads a turbine blade in a new Blohm machine cell at the BMF facility outside Leeds, England.



Forged Products pages 12-15

WYMAN-GORDON FORGINGS

Wyman-Gordon's forging process involves heating titanium, steel, nickel, and powder alloys and shaping them through pressing or extrusion on hydraulic presses with capacities ranging from 5,000 to 55,000 tons or through impact from single-action or counterblow hammers. The business has established a global reputation as the premier forging operation and is the world's largest producer of rotating components for aircraft engines. These forgings are manufactured not only for aircraft engines, but also for industrial gas turbine and airframe applications. In addition, extruded pipe is produced for the power generation industry and for such oil and gas industry applications as tension leg platforms, riser systems, and production manifolds. This business segment also includes the production of aluminum castings, which are gaining increased acceptance in the aerospace industry for use in critical airframe and missile structures.

Stepan Jira conducts ultrasonic testing on a Rolls-Royce fan disc forging at our machining operation in Plzen, Czech Republic.

Fluid Management Products pages 16-19

PCC FLOW TECHNOLOGIES

PCC Flow Technologies designs, manufactures, markets, and services a broad range of high-quality, precision valves and pumps. The business produces specialty industrial and general purpose valves, fittings, and flanges for the chemical, refining, energy, pulp and paper, and marine markets, and supplies pumps to the power, cogeneration, geothermal, municipal, oil and gas, chemical, mining, commercial, and other industries. Many of these products owe their success to superior performance in specific niche applications. To meet the needs of the fluid-handling aftermarket, the business maintains a number of service facilities and stocking warehouses for rental, maintenance, repair, overhaul, pre-sale modification, services, and inventory availability to serve its own and other manufacturers' products.



Thomaz Suzano checks out General Twin Seal valves at a Petrobras Distribuidora Terminal (TEDUC) in Rio de Janeiro, Brazil.

Industrial Products pages 20-22

PCC SPECIALTY PRODUCTS

Metalworking tools and machines form the basis of PCC Specialty Products' extensive product line. The business manufactures Reed-Rico® and Astro Punch® cold-forming threader and header tools for the automotive, appliance, construction, farm equipment, medical, and aerospace industries. The machine business ranges from Reed-Rico® and Hartford® threading machines and attachments for fastener production to FELM wire-processing equipment to PCC Olofsson horizontal and vertical boring machines primarily for the automotive industry. In addition, the business leads the market in the production of masts for rough-terrain lift trucks and has aggressively entered the truck-mounted forklift and marine markets.



George Berry of PCC Olofsson programs a Revolution™ machine tool at Ford's Livonia, Michigan, transmission plant.

J&L FIBER SERVICES

J&L Fiber Services is the world leader in the design, manufacture, and sale of refiner plates to the pulp and paper industry. A refiner plate is a cast-metal component in the refiner that processes wood chips to develop the necessary characteristics to produce various types of paper. The business' expertise in plate design and alloy development has been instrumental in the production of better quality paper, the improvement of mill productivity, and the reduction of mill costs. J&L Fiber Services also manufactures screen cylinders, filtering devices inside pressure vessels that separate the usable fiber from the undesirable elements in the pulp slurry mix. Most recently, the business has added the rebuilding of refiners to its expanding market basket of products and services.



Ryan Huebner checks a rolled panel for a V-MAX™ screen cylinder at J&L's Waukesha, Wisconsin, facility.

ADVANCED FORMING TECHNOLOGY

Three state-of-the-art manufacturing processes are at the heart of AFT's growing product line, which serves such diverse industries as transportation, electronics/telecommunications, consumer, medical, and aerospace. The business is the world's largest producer of metal-injection-molded parts in stainless steel, titanium, copper, and other ferrous alloys and of net-shape, metal-matrix-composite components made by combining aluminum and silicon carbide through a patented pressure-infiltration-casting process. ThixoForming™, the business' newest manufacturing process, provides an advanced technology alternative to die casting. Materials, such as magnesium, are injected in a semi-solid state into a mold under vacuum conditions to form a component with excellent materials properties and precise dimensional tolerances.



Gena Ybarra operates an automated vision system designed for inspection of MIM turbocharger vanes at our Firestone, Colorado, plant.

Rising to the Structurals Challenge

MARKETS SERVED:
Aerospace
Power Generation
Medical
General Industrial

MANUFACTURING LOCATIONS:
San Leandro, California
Groton, Connecticut
Ogeu-les-Bains, France
Carson City, Nevada
Clackamas, Oregon
Portland, Oregon (2)
Milwaukie, Oregon
Redmond, Oregon

PCC Structurals is acknowledged worldwide as the leading manufacturer of structural investment castings for aircraft engines. This distinction has been earned through years of painstaking technical development, highly disciplined process control, and investment in people and plant. In fiscal 2002, we continued to apply these strengths to our core markets and to the penetration of new markets.



Increased production demands higher productivity. PCC Structurals commissioned the construction of this unique robot, designed especially to perform gate removal and grinding functions, cutting more than one day out of the total production process.

Certainly, the business' latest successful move to diversify is evident in our growing share of the IGT casting market. At the end of fiscal 2002, IGT sales represented 23 percent of our total business, or $135 million, as compared to sales of just $41 million two years ago, and further share gains are expected in fiscal 2003. In addition, we continue to vigorously pursue and create opportunities in the airframe market, and we expect this $20+ million business to triple over the next five years. Our presence in such diversified markets as medical, general industrial, and nuclear energy also continues to increase.

Rising to Cost Superiority

Diversification into IGT applications required not only a reliance on our years of investment casting know-how, but also a strategy to establish an unassailable cost position. To that end, we invested in a state-of-the-art facility dedicated solely to the production of IGT multi-vane segments. A strong IGT market, early technical success, and subsequent rapid market share gain required an almost immediate doubling of capacity. This operation has demonstrated reliable, high-rate production of vane segments in the standard and exotic high-temperature alloys that will be increasingly incorporated in the next generation of high-efficiency turbines. Our success in meeting customer requirements has been instrumental in securing nine new programs during the year. As remarkable as the operation's sales growth is the pace of improvement in profitability. Only three quarters after initial production runs, the new facility began to report positive operating margins. Since production began, strong, positive trends are evident in every measure of performance, which are significantly attributable to a highly motivated work force reinforced by an innovative performance-based pay system instituted with the start-up of the plant.



PCC Schlosser offers more than semi-finished titanium castings. Many components, including C-17 ailerons, F-22 fuel nozzles, F-18 brackets, and these 737 cowl hinges are being further processed, with some pre-assembled and ready for installation.

Our preeminence in the casting of large titanium components for aircraft engines has positioned us to participate in the growing airframe casting market. The airframe business has demonstrated steady progress since we entered this market a few years ago. Military programs, such as the F-22, the Eurofighter, and the C-17, have spearheaded the acceptance of titanium castings in fracture-critical applications and have accounted for most of the sales growth thus far. However, commercial aircraft manufacturers are slowly realizing the solid cost benefits of one-piece titanium castings in an ever more competitive marketplace. Most of the encouraging wins in the commercial arena thus far have come at PCC France through its close relationship with Airbus; the new A380 program offers a particularly fertile field of opportunities, as Airbus strives to incorporate the most cost-effective components in its most advanced-technology aircraft. Other OEMs are expected to follow.

We are finding still other applications for complex titanium casting capabilities. Our leadership in the production of titanium castings with complex configurations and tight tolerances is gaining us share in the regional aircraft engine market. Titanium castings are also being developed or manufactured for missiles, including the TACMS air-to-air missile program, land-based weapons, such as the BAE XM777 Lightweight Howitzer, a highly engineered part for a Formula One car, and fireproof fan blades to be installed in highway tunnels where aluminum blades have failed.

PCC Structurals' quest for the best in technology, cost, and customer satisfaction also extends to small steel and nickel-based castings. The consolidation of the Wyman-Gordon casting operations with PCC Structurals immediately increased the diversity of our product mix. Approximately 50 percent of Wyman-Gordon castings sales go to markets other than commercial aerospace, including a large share of IGT combustion components, such as swirlers and swozzles.



Incorporation of the Wyman-Gordon casting businesses has made PCC Structurals the world leader in both large and small structural castings. These components, which represent output from all the small structural plants, are among the many non-aircraft engine components that are reducing our dependence on commercial aerospace.



IGT market share gain supported the installation of a second casting furnace at PCC Structurals' Deer Creek facility. With Roger Goodman at the controls of the furnace, Duane Jackson "hot tops" a recently poured multi-vane segment to regulate solidification.

The merged organization, now called the Small Structurals Business Operation (SSBO), experienced a banner year, resulting in record sales. Continuous improvement in productivity and process controls drove strong performance in the medical prostheses, nuclear, and general industrial markets. Here again, we showed continued strength in our traditional aerospace markets, with a particular emphasis on military spares activity, and we have been steadily adding revenue per part through value-added machining. One of





PCC Structurals is renowned for its leadership in large investment castings. However, this capability was built on the efficient production of small castings. Ralph Johnston stands beside a turbine rear frame, one of the world's largest investment castings; the locking lug nut (inset) is installed in the same aircraft engine.

our SSBO operations has been positioned as a machining center of excellence, and customers are already realizing the benefits of that focus. Our new SSBO organization has enabled us to utilize our combined resources more fully in driving out costs. Our improved cost structure and broader market reach will provide us the ability to attack opportunities for greater market penetration, sales growth, and enhanced margins.

Rising to Technical Leadership

We are increasing market reach not only through the application of lessons learned and unrelenting process improvements throughout our operations, but also through technological innovation. A long-term initiative toward developing the means to manufacture structural parts from high-temperature alloys has begun to pay off. PCC Structurals is employing this technology to meet the design requirements for higher operating temperatures on the turbine rear frame for the fuel-efficient CF34-10 regional engine, a component that historically would have been fabricated. This capability is also being exploited in demanding military applications. Integral to this progress is a process developed in conjunction with NASA to weld these previously nonweldable alloys. Development of this lower cost solution is expected to result in widespread conversions from fabrications to investment castings in the hot section of military engines. This high-temperature capability has also been made available to the IGT market, including ALSTOM Power for a one-piece IGT stator. Thus, such technical leaps also promote our diversification strategy.

To support the growing need for casting alloy, another master-melting furnace was added to our Portland large structural casting facility. The increase in internal capacity will enable us to control our costs more effectively throughout the casting process. This investment, along with a continuous pipeline of cost-reduction projects, will further strengthen PCC Structurals' competitive position in every operation and enable us to face the challenging industry conditions head-on.

Throughout our operations and across the markets we serve, we are recognized worldwide as the reliable choice for technically challenging product. We have proved time and again our ability to meet tough technical challenges and deliver castings with demanding specifications in the required quantities and at the right time. In fiscal 2002, we brought 224 new parts from development to production, while delivering approximately 25 million castings, with 222 million blue-



Brian Nunley stands inside the mold chamber of the new master melting furnace at PCC Structurals. Internal alloy production has cut costs for all PCC superalloy operations.

print dimensions, 99.89 percent within tolerance. Our unmatched capability enabled us to win 169 different parts from our competition during the fiscal year. For example, the new IGT operation, considered perhaps not fully developed in its technical capabilities, was tooled as a second source on a critical part. Yet, as the result of an aggressive development program, we were qualified for production well ahead of schedule and were selected to meet 100 percent of the customer's requirements on this component. This early qualification and demonstration of technical competence also resulted in the award of additional components on an important growth IGT program.

In fiscal 2002, our strategies of diversification, technical leadership, and reliable, consistent execution continued to be realized. Our willingness to accept risks and our ability to ramp up quickly to meet demanding production volumes, along with our relentless attack on costs and our unwavering commitment to overall customer satisfaction, enable us to enter fiscal 2003 with great confidence, stronger, leaner, and much less dependent on the changeable commercial aerospace cycle than ever before.



Six European customers have chosen PCC France to manufacture eight Eurofighter aircraft castings and five EJ200 components, a program that will result in more than $6 million in sales per year when the aircraft reaches full production in 2005. Other PCC Structurals facilities also manufacture EJ200 parts.

Rising to the Airfoils Challenge



Peter Waite
President

MARKETS SERVED:
Aerospace
Automotive
Power Generation

MANUFACTURING LOCATIONS:
Yeadon (Leeds), England (2)
Wigston (Leicester), England
Douglas, Georgia
Sanford, North Carolina
Merida, Mexico
Cleveland, Ohio
Crooksville, Ohio
Eastlake, Ohio
Mentor, Ohio
Minerva, Ohio
Wickliffe, Ohio

Once again in fiscal 2002, PCC Airfoils achieved record highs in sales and operating margin, while further strengthening its position as the world's technical and cost leader in the manufacture of high-temperature turbine blades and vanes. We established our global leadership in commercial aerospace over the past decade, and this market has historically dominated our sales – and our earnings. In recent years, our cost and technical leadership has enabled us to increase IGT market share significantly and to make further inroads in regional jet engine airfoils and the machining of aerospace and IGT components. As a result of these new opportunities, we are better positioned than ever to demonstrate profitable growth, even in a challenging aerospace environment.

IGT casting sales, which benefited from a significant market share gain beginning in January 2002, grew by more than 20 percent for the sixth year in a row, reaching a record $231 million. IGT sales, including both casting and machining, accounted for 36 percent of the business's total fiscal 2002 sales. We invested $24 million to augment production capacity, particularly at the Mentor, Ohio, facility. This year's expansion has essentially doubled Mentor's sales capacity.

Our improved market share extends not only to new IGT builds, but also to replacement parts. IGT deliveries have more than tripled from calendar 1998 to calendar 2002, which has created a large base of powerplants that will require replacement airfoils, typically about every four years. PCC Airfoils has captured a significantly larger portion of this growing opportunity. This aftermarket opportunity is expected to generate additional opportunities for the business even as new IGT orders soften.



We are continuing our investment in state-of-the-art equipment for cost-effective machining solutions to capture growth opportunities. Jason Widdowson (foreground) and Keith Lunn keep production moving smoothly on the new Blohm machines at our BMF plant in Yeadon, England.

Rising to Higher Productivity

This rapid top-line growth was accompanied by continuing improvements in yields, scrap rates, and other critical productivity metrics and by increased sophistication of technical capabilities, making us the acknowledged leader in the production of directionally solidified and single crystal airfoils for IGT applications. Attainment of this



Daniel Rocha performs finish grinding on a General Electric CF6-80C2 equiax low-pressure turbine blade. In fiscal 2002, we opened a new, cost-efficient facility in Merida, Mexico, to complement our casting plant in Douglas, Georgia.

technical expertise contributed in no small way to our being named GE Power Systems' Supplier of the Year, out of a field of more than 1,000 key strategic suppliers. To support our growth, we acquired Lake Erie Design (LED), located in Cleveland, Ohio, in the fourth quarter of fiscal 2002. Merging the best of LED's technology and our existing ceramic capabilities will maximize our core-manufacturing efficiency and provide a world-class product to our customers.



Keith Albert oversees the operation of a robot on a newly expanded investing line at our Mentor, Ohio, facility. Significant share gain in the IGT market led to major capital investments throughout the plant, nearly doubling its capacity.

Rising to Growth Opportunities

State-of-the-art machining is also an important growth platform for the business. Although machining sales were hampered in this fiscal year by customer design issues and a soft aerospace market, we signed long-term agreements with three new customers – two aerospace, one IGT – during fiscal 2002, providing a solid foundation for growth in the years ahead. In order to ensure our cost leadership, we opened an operation in Merida, Mexico, to handle the finishing of certain equiax aerospace parts and ceramic cores. This 50,000 square foot (4,645 square meter) facility is initially finishing blades and vanes from the business's Douglas, Georgia, plant. As this venture begins to meet its sales and earnings goals, plans are in place to expand PCC activities in Mexico to serve additional PCC Airfoils operations, as well as other PCC casting facilities.

Aerospace sales held up well in a tough environment. Fiscal 2002 large engine sales were flat with the previous year. Replacement airfoils helped to lessen the impact of reduced engine build schedules. We picked up most of our current market share in the 1990s, and, thus, most of our blades and vanes are installed in the newer engines, i.e., those engines on aircraft that the airlines continued to fly after September 11. In addition, production ramped up on the GE90-115 and the Trent 500 during fiscal 2002. Significant market penetration boosted sales of regional jet engine airfoils by approximately 30 percent. We were selected to supply the majority of castings not only for the newer GE CF34-8 and CF34-10 engines, but also for the more mature CF34-3, and the Pratt & Whitney Canada PW306 went into full production. The aerospace picture does not appear to be getting any brighter in the near future, but sizing our operations to correspond to the marketplace and aggressive cost reduction, supported by technical excellence, should continue to demonstrate strong earnings performance through the downturn.



Teresa Arlene Smith uses an automated engraver to assign serial numbers to wax parts at our SMP operation in Wickliffe, Ohio. SMP is well respected throughout the industry for the timely, cost-effective development of new parts into production castings.



The U.S. Army has begun the re-engining of the General Dynamics M-1 Abrams tank with GE/Honeywell LV100 engines, and we have captured a substantial share of the hot section work. PCC Structurals and PCC Superior Fabrication also participate in the M-1 Abrams tank program.

Rising to the Forgings Challenge



Armand Lauzon
President
Wyman-Gordon Forgings—East

MARKETS SERVED:
Aerospace
Power Generation
Medical
Automotive
General Industrial

MANUFACTURING LOCATIONS:
Kladno, Czech Republic
Plzen, Czech Republic
Lincoln, England
Grafton, Massachusetts
Worcester, Massachusetts
Brighton, Michigan
Franklin, New Hampshire
Tilton, New Hampshire
Cleveland, Ohio
Livingston, Scotland

Seizing all the many opportunities for improved sales and earnings growth and exploiting them in a timely fashion present the largest challenges for Wyman-Gordon Forgings. In fiscal 2002, this business was once again a rich source for additional market share gains, expanded market opportunities, significant technological advances, and innovative productivity achievements. While the commercial aerospace slump will affect overall top-line growth in the near term, we continue to find new ways to mitigate the decline, maintain earnings power, and position the business for the future.



Roger Pouliot inspects the dimensions of the main fitting for a Messier-Dowty landing gear to be installed on an Airbus A320. With the new Messier Dowty contract, our Grafton, Massachusetts, plant expanded its role in global landing gear manufacturing.

Rising to Market Potential

As in other PCC businesses, the power generation market benefited Wyman-Gordon Forgings during the fiscal year. The Houston, Texas, operation has been successful in significantly growing its turbine disk business with Solar Turbines on such products as the Taurus, Mars, and Centaur engines. Orders for aeroderivative engines, such as GE's LM2500 and LM6000 and Pratt & Whitney's PT8, were also strong. The Grafton, Massachusetts, operation further penetrated the 60 Hz North American market and moved closer to qualification on 50 Hz engines for the European market. Energy demand continues in Europe, and the sales environment is encouraging for such IGT products as the GE 9FA. We are also pursuing other opportunities in Europe at ALSTOM Power, Siemens Westinghouse, ABB Turbo Systems, and Nuovo Pignone, and in Asia at Hitachi, KHI, and MHI. This effort is being aggressively augmented by our ability to provide machined forgings out of our Plzen, Czech Republic, operation. Machining sales, which includes work for both IGT and aerospace customers, grew fourfold from fiscal 2001 to fiscal 2002, and



Glowing steel ingot emerges from a vacuum arc remelting furnace in our new steel plant in Kladno, Czech Republic. This foundry provides a low-cost source of steel that is expected to facilitate the business' entry into previously untapped markets.



George Warren performs finish grinding on a bulkhead for the F-22 fighter aircraft.

a doubling of sales has been forecast for next year. Open for business just over a year, the Plzen facility operates 13 machining centers and six ultrasonic inspection stations, with adequate room for expansion.

Our Energy Products operating unit also experienced a great deal of success in power generation markets. Improved productivity and process control have led directly to shorter lead-times, a major differentiator for us in the marketplace. In addition, our seamless extruded pipe is becoming ever more widely recognized for its high-pressure capabilities in IGT powerplant installations. We signed two additional long-term alliances with major engineering and construction companies during this fiscal year. Such contracts have contributed to the unit's 20 percent sales growth over the past two years. While these sales are tied to the increased installations of domestic power stations, international growth trends have been encouraging as well, with European sales forecast to increase significantly in fiscal 2003.

Rising to Greater Share

New growth opportunities for Energy Products are also increasing in oil and gas projects involving ultra-deep-water wells in such places as the Gulf of Mexico and the coast of West Africa. Seamless pipe is meeting requirements at all phases of these projects, from exploration to production. To offer our customers one-stop-shopping convenience, we moved further down the value stream in this market by supplying a wider variety of products, such as specialized fittings and couplings. Similarly, we developed the first integral intervention riser without separate threaded couplers able to withstand the very high pressures encountered in extremely deep water. Other markets are also presenting opportunities for growth. For example, geothermal powerplants are discovering the advantages of titanium over steel pipe in corrosive environments, and the petrochemical industry has increased its demand for stainless steel pipe. We are expanding our market reach further by offering a wider range of pipe diameters and by adapting our extrusion capabilities to the requirements of previously untapped markets.



Gordon McBey takes a first look at the wax pattern for Parker Hannifin's oil pump to be installed on a major new aircraft engine program. Our solid mold process in our Tilton, New Hampshire, facility is key to the creation of the pump's complex internal geometry.

Sales of forgings to aircraft engine customers softened late in the year, as might be expected. We took immediate steps to size our operations to this downturn and, along with cost-reduction activities and ever-improving material acquisition capabilities, we have positioned the business to protect operating margins going forward. In addition, we were able to mitigate the decline of our aircraft engine sales in several ways. Wyman-Gordon Lincoln, for instance, gained approval to supply critical rotating parts to Pratt & Whitney Canada, which led to a contract resulting in significant market share gains, with opportunity for additional growth over the next several years. A long-term agreement with Messier-Dowty, a new customer, marked a major expansion of Grafton's presence in the landing-gear market. Increased military production is also helping to compensate





Wyman-Gordon Cleveland has begun to market its forging capabilities to medical prostheses customers. Forgings for medical applications, such as prosthetic hips and knees, represent a potential $5 million opportunity for the business over the next three years.



This escape hatch for Raytheon Aircraft's new Premier I business jet is manufactured in our Tilton, New Hampshire, casting plant as a one-piece aluminum casting through our advanced HERO technology. Previously fabricated, this component is the only investment cast passenger escape hatch in production today and should create many future opportunities.

for the weak commercial aerospace situation. Our military sales are forecast to grow by 15 percent in fiscal 2003. Among the fiscal 2002 military wins is a three-year contract to manufacture forged bulkhead components for the F-22 fighter, a program rapidly ramping up to full production. Looking further ahead, Grafton won the majority of titanium forgings for the new F-35 fighter program and will be given the opportunity to supply these components fully machined.

Success in these more traditional markets has been complemented by a dedicated effort to establish new markets for future top-line growth. For example, Wyman-Gordon Cleveland continues to make inroads in the field of forged medical implants. Market entry will be greatly facilitated through PCC's long-established presence as a casting supplier for the medical prostheses industry. In addition, we have formed a joint venture with FRISA of Monterrey, Mexico, as an initial entry point into the $250 million ring-roll forging market. This venture, which is scheduled to realize initial sales late in fiscal 2003, will merge our aerospace expertise and material acquisition capabilities with FRISA's ring-roll operational excellence. We are also evaluating the complete range of forgings currently purchased by PCC Flow Technologies, with an eye toward further reducing that business' costs, while also improving our overall cost base.

Rising to Increased Competitiveness

Underpinning all of our market activities is a relentless dedication to cost takeout. As the largest consumer of nickel in the forging industry, for instance, we realize the benefit of the pooling and leverage of raw material buying power with other PCC operations. In addition to taking traditional approaches to cost control, we acquired 100 percent ownership of Western Australia Specialty Alloys (WASA) of Perth, Australia, in fiscal 2002. Strategic capital investment in this facility will make it capable of supplying nearly half of our nickel-based alloy requirements by calendar 2004. This new operation, which is expected to increase output by 400 percent in the next three years, will solidify our position as the lowest-cost manufacturer of high-temperature, nickel-based forgings in the world.

Similarly, in fiscal 2002, we secured a low-cost, high-quality manufacturer of steel in the Czech Republic. This facility will provide the cost base to improve our competitive position against entrenched suppliers not only in IGT markets, but also in aerospace, commercial, industrial, and energy markets.



Lockheed awarded 16 of 19 forgings on the new Joint Strike Fighter to Wyman-Gordon in a deal worth as much as $25 million per year at full production. The opportunity to provide finished machined, ready-to-assemble components could add 50 percent to this revenue stream.





Wyman-Gordon forging sales have been accelerating due to the rapid growth of power generation, oil, and gas applications in recent years. Our Houston facility provides such components as the third stage disc (above) for this Solar Titan 130 gas turbine engine, as well as forgings for the Solar Mars, Taurus, and Centaur gas turbine engines.



Tim Smith (left) and Chris Anderson set up cast molds for nickel-based alloys at Wyman-Gordon's WASA facility near Perth, Australia. The vacuum induction melting furnace has already been modified to increase its pouring capacity by 250 percent.

The aluminum casting operation, whose financial results are reported in the Investment Cast Products segment, gained market share on such important programs as the C-17 heavy military airlift plane, the Patriot and Tomahawk missiles, and the Advanced Targeting Pod target acquisition system for fighter aircraft, which helped to mitigate the commercial aerospace downturn. In fiscal 2002, the Tilton, New Hampshire, facility became the only foundry in the United States qualified to manufacture aluminum castings to Boeing's demanding BMS7-330 specification. The operation's exclusive HERO technology has been instrumental in creating new growth opportunities, such as aircraft doors, and is proving its value in the production of thin, three-dimensional airframe structures. These components, destined to replace traditional sheet-metal fabrications or composites, can be shipped fully machined and painted, for maximum customer value.

Continued operational and financial focus throughout the Wyman-Gordon operations resulted in further cost savings in fiscal 2002, with significant additional opportunities heading into next year. We have focused intensely on reducing lead times, which means lower inventory and improved competitiveness. The tools for achieving this objective – Theory of Constraints, Six Sigma, computer-aided modeling – are common throughout PCC, and lessons learned are widely shared. We have also pursued innovative manufacturing techniques to reduce our production costs. Improvement in the conversion process of titanium ingot to billet for airframe forgings resulted in significant savings and reduced lead times in fiscal 2002, for example. Such efforts have further increased our global leadership in delivering cost-effective, technical solutions and unsurpassed value to our customers.



Ultra deep-water wells in the Gulf of Mexico and off the West African coast increasingly call for Wyman-Gordon seamless pipe in exploration, production, and other applications. Custom-forged fittings and couplings, along with innovative installation solutions, further enhance customer value.



Jim Houlden
President
Wyman-Gordon Forgings – West

MARKETS SERVED:
Aerospace
Power Generation
Oil and Gas Exploration
General Industrial

MANUFACTURING LOCATIONS:
Perth, Australia
Monterrey, Mexico (J.V.)
Houston, Texas

Rising to the Flow Technologies Challenge



Wayne Robbins
President

MARKETS SERVED:
Energy/Refining
Power Generation/Cogeneration
Chemical/Petrochemical
Municipal/Residential
Agricultural
Brewing/Pharmaceutical
Shipping/Mining
Pulp and Paper

MANUFACTURING LOCATIONS:
Pomona, California
Edmonton, Alberta, Canada
Wuxi, China
Linate (Milan), Italy
Hebron, Kentucky
Millbury, Massachusetts
Losser, The Netherlands
Niskayuna, New York
Moore, Oklahoma
Campina, Romania
Singapore
Chattanooga, Tennessee
Brookshire, Texas
De Leon, Texas
La Porte, Texas
Salt Lake City, Utah
Hampton, Virginia

Fiscal 2002 served as an important transitional year for PCC Flow Technologies. Many challenges confronted us, and we faced them head-on. We took the tough, but necessary steps to establish new cost and manufacturing baselines. We capitalized on synergies across the breadth of PCC businesses. We continued to consolidate production facilities and refocused our worldwide sales force. A new management team and a dedicated cadre of employees from around the world vigorously tackled these issues, realizing improved financial results in fiscal 2002 and setting an ambitious course for the years ahead.

Several focused approaches were instrumental in improving operational performance. We began to apply lessons learned from PCC's experience with Wyman-Gordon to run our production facilities. Financial disciplines adapted directly from PCC's casting operations were implemented. Investment in an enterprise resource management system helped greatly in improving manufacturing flow and tracking variable costs on a daily basis. At the same time, our new management team began to drive the Theory of Constraints and Six Sigma principles deep into the organization: streamlining operations, removing bottlenecks, reducing working capital, and, thereby, achieving higher earnings results.

Rising to Operational Strength

We also intensified our attention to purchasing and materials costs, with the objective of reducing material costs by approximately 15 percent. A special purchasing team focused on this activity, reducing the number of suppliers and negotiating more cost-effective deals at higher volumes. In addition, this team's ongoing efforts included the implementation of a strict quality program with suppliers that further reduced costs. These initiatives will improve our earnings and provide leverage for increased market penetration.

Consolidation of the European valve operations will also contribute to improved cost leverage. Facilities in the United Kingdom, Germany, and Switzerland were closed, and production moved to Wouter-Witzel, Sterom, and TBV/TECHNO. Wouter-Witzel and TBV/TECHNO will serve as the focal point for fluid management actuation and distribution in Europe and the United States, respectively. Sterom has been named the center of excellence for European manufacturing. PCC Flow Technologies has extended this centralized concept to Asia at its facility in Wuxi, China.



Mike McCormick, an engineer from Brookshire, Texas, shows local engineers at our Wuxi, China, facility how to trim a pump impeller for a large PACO split-case pump. As our new center for manufacturing in Asia, Wuxi is being readied to handle additional PCC Flow Technologies' products in the years ahead.

Successful execution of these initiatives resulted in solid increases in our operating margins throughout fiscal 2002. This bottom-line performance was accompanied by expansion of our sales channels in Asia and Latin America. The Singapore office more than doubled sales volume and established several long-term partnership agreements with key customers. Strong bookings at improved margins through our businesses will also help to assure continued improvements to future operating earnings.

The Johnston and PACO power generation business was very active, particularly for domestic customers. These pump companies, which operate under blanket purchasing agreements with several leading engineering contractors, supplied circulating pumps (as large as 88 inches in diameter), condensate pumps, large axial split-case pumps, solids-handling pumps, and other highly engineered products for major powerplant projects.

Water resources sales for both companies continued to grow very well, as funding for water projects increased at the local, state, and federal levels. PACO is currently developing new products to increase its share of this market. In addition, the expansion of district cooling and heating projects, which centralize chilled and hot water requirements for a community and reduce operating costs, brightened PACO's sales picture. PACO also continued its solid participation in the commercial construction market, such as the new terminal at the Dallas-Fort Worth International Airport, where we are installing pumps for chilled water and HVAC systems.

Johnston has further grown its aftermarket services, where the operation has gained high name recognition over the years. Our six U.S. service shops overhaul and repair Johnston and competitors' vertical turbine pumps for power generation, water resources, and other applications. Aftermarket opportunities in horizontal pumps are on the horizon.



This pump jack north of Edmonton, Alberta, is connected by PCC Sterom sucker rods to sub-surface pumps and outputs 300 barrels of crude oil every 24 hours. A Barber Presco switch on the flow line will shut off pump jack operation if the maximum flow line pressure is exceeded.



Growth in the power generation industry has increased the demand for Johnston vertical turbine pumps. The San Juan generating station in Farmington, New Mexico, operated by PNM, has installed Johnston pumps in its cooling towers for recirculation of the water used to carry heat away from the steam turbine condensers. (Alan Benefiel, a powerplant engineer, is pictured.)

Rising to International Expansion

E/One low-pressure grinder pumps also performed well in the marketplace. This state-of-the-art product line is proving to be the solution of choice for developers faced with terrain unfriendly to traditional gravity sewers and for communities plagued with aging septic tank systems. In fiscal 2002, E/One grinder pumps were installed in a development outside of Melbourne, Australia, and the opportunity for significant growth in Australia is immediately on the horizon. The fiscal 2002 sales growth of E/One detection systems, which monitor the characteristics of the hydrogen used to cool an IGT gas generator, paralleled the strong upsurge of the power generation market, and E/One has adapted its detection technology to air-cooled industrial powerplants. The operation is also seeing increasing market interest in its Gas Station™, which consolidates several detection-related functions into a central

Newman's supplies both specialty and commodity valves for energy, power generation, and other markets worldwide. This 42-inch-diameter specialty valve, the largest ever produced by Newman's, has been installed in a major expansion of a South American petrochemical refinery.







An E/One grinder pump is installed in Victoria, Australia. Water authorities throughout Australia have recognized E/One low-pressure systems as the preferred alternative to costly and disruptive gravity sewers and have developed innovative installation technologies to minimize environmental damage and leave existing features intact.

facility for ease of operation and maintenance.

Our valve operations also added to improved top-line results. Newman's took advantage of the thriving power generation market, with several long-term agreements for combined cycle and cogeneration applications. International sales proved to be a significant growth engine, comprising approximately 20 percent of sales volume in fiscal 2002. The chemical, petrochemical, and refinery market represents approximately 45 percent of Newman's annual sales, and Newman's is positioned well in this global industry, winning all of the Exxon/Mobil business for Southeast Asia and Latin America, where the majority of growth is expected to occur.

In fiscal 2002, General Valve reacquired the territorial rights to its double-block-and-bleed valve business from Hindle, which formerly handled product sales in Europe, the Middle East, and Africa under a licensing agreement. This move will give General Valve a global presence with this product line and lead to market share growth. In addition, General Valve moved beyond its sole emphasis on new products through the acquisition of C.W. Valve Services, a Houston-based specialty valve repair business, which, along with the upgrade of its facility in Long Beach, California, from parts supplier to stand-alone specialty valve repair status, will give General Valve aftermarket opportunities not realized in the past. General Valve has also developed a new, low-cost valve that will enlarge its current market, while displacing competitive products.

Rising to Strategic Synergies

During the fiscal year, AOP Industries, Inc. joined The Energy Group as a valuable addition to its domestic strategy. AOP will provide a well-established gateway into U.S. oil fields and pipelines and will also serve as a design and service center for selected Energy Group products.

The Energy Group, comprised of Barber Industries, Sterom, and PCC Ball Valves, gained market share during the fiscal year and positioned

Dave Wooden repairs a 24-inch flanged pipe section of a stainless steel vertical pump column at our Chattanooga, Tennessee, service shop, one of seven strategically located around the U.S. These service centers handle maintenance, overhaul, and repair of Johnston pumps and a wide range of competitors' products.



itself for additional growth. Barber completed a second successful year as a supplier of wellhead and safety systems to Murphy Oil, a major oil production and drilling company. The operation has also been successful in working with a major diesel manufacturing company on adapting Barber's emergency shutdown equipment for non-traditional oil-rig applications. PCC Ball Valves received approval from Shell Oil, which will open up many new opportunities and has already enabled us to win major contracts in Asia and Africa on pipeline projects. Sterom's facility in Romania executed the final upgrades to make its sucker rod production world class. A sales office was opened in Baku, Azerbaijan, to serve the entire Caspian Sea area, and all four Energy Group operating units are expected to take advantage of this marketplace expansion.

TBV completed its first year of consolidation with TECHNO in Millbury, Massachusetts, and began the process of adding the Technova sampling valve business, making TBV/TECHNO the only U.S.-based sampling valve manufacturer. The operation is also taking on the actuation and distribution responsibilities for a number of other PCC Europe product lines in the U.S. The consolidated entity will continue to serve well its key accounts in chemical, water resources, and severe service markets, while expanding aggressively into such industries as mining, pulp and paper, cement, pharmaceuticals, and food and beverage.

Fiscal 2002 sales of our European quarter-turn valve product line – Baronshire, Reiss, Technova, Valtaco, Wouter-Witzel – improved across their primary markets: water resources, pharmaceutical, and industrial processing. This upward trend is expected to continue as lower costs enable the products to capture additional share. We are indeed taking the right steps to become a major player in worldwide fluid management markets.



PCC Flow Technologies is expanding rapidly throughout the Pacific Rim. This installation on Jurong Island, part of an ExxonMobil Super Tanker unloading facility that feeds their local refinery, includes a 50-inch-diameter, trunnion-mounted PCC ball valve, the largest diameter ball valve in the Asia Pacific region.



Barber wellheads and surface safety valves are designed to combat the corrosiveness of production gas. The valves are ideal for emergency shutdown in remote locations, since they automatically close with loss of pressure. Murphy Oil has installed this Barber equipment at its Ladyfern well project, just south of the Yukon border.

Rising to the Specialty Products Challenge



Greg Delaney
President

MARKETS SERVED:
Automotive
Appliance
Medical
Agricultural
Construction
Off-road Vehicles
General Industrial

MANUFACTURING LOCATIONS:
Rockford, Illinois
Gurgaon (New Delhi), India (J.V.)
Holden, Massachusetts
Kincheloe, Michigan
Lansing, Michigan
Raciborz, Poland
Bristol, Rhode Island

Weak market conditions challenged PCC Specialty Products throughout fiscal 2002. Automotive and general industrial customers continued to cut back orders and hunker down with a recession mindset. Nevertheless, we took aggressive steps toward improving our cost structure and overall operation efficiencies to manage these difficult conditions.

In fiscal 2002, we increased our ownership of DTI of Raciborz, Poland, to 70 percent, and DTI's manufacturing and engineering resources are helping us greatly in our drive toward cost leadership. This operation has become actively involved in component supply and assembly of various PCC machine tools and is handling an increasing amount of engineering responsibilities for PCC Olofsson and FELM. A well-respected designer and manufacturer of state-of-the-art, special purpose machine tools in its own right, DTI is also working closely with Wyman-Gordon to develop revolutionary equipment for a dramatic reduction of machining time on IGT components.

Cost competitiveness is also central to Reed-Rico's joint venture with Kadimi of New Delhi, India. Kadimi began to manufacture flat-milled dies in the second quarter of fiscal 2002 and will start producing flat-ground dies next year. Kadimi's low costs and high quality have already been instrumental in enabling Reed-Rico to compete successfully for sizeable orders, particularly in Europe and South America.

While all our businesses have focused on sizing their operations to fit current realities, they are making great strides toward improving their market positions in the future. PCC Superior Fabrication's niche, material-handling business now includes Swingshift masts and integrals, which creates a one-stop-shop mast and carriage line, with capacities from 6,000 to 35,000 pounds. This operation has also formed an alliance with a Czech Republic mast manufacturer to reduce production costs. FELM has taken on the Reed-Rico thread-rolling machine tool line, which will expand its product offerings for the fastener industry. These and other top-line-oriented efforts will go a long way to help us achieve improved financial performance in fiscal 2003.

We have reduced our manufacturing costs by moving much of our fastener machine tool production to FELM's facility in Rockford, Illinois. Dorla Hawkins (right) and J.D. Snider make final adjustments to a Reed-Rico A-75 automatic nail machine, previously assembled in Massachusetts.


CAUTION



DTI has provided proven expertise in machine tool engineering and production to PCC Olofsson, FELM, and other PCC operations, including Wyman-Gordon, with a revolutionary machine tool that will significantly reduce machining time on IGT forgings. Here, Grzegorz Zub of DTI completes work on a new machine tool in DTI's Raciborz, Poland, facility.

Rising to the J&L Challenge

J&L Fiber Services' primary products, refiner plates, are necessary consumables in the pulping process, and we hold the leading market share position in North American mills. However, in fiscal 2002, North American paper/board production, which is closely linked to the state of the economy, declined by 11 percent, following a five percent decrease in fiscal 2001. Thus, we have been faced with significantly reduced volumes throughout this period. Yet the business has risen to the challenge.



Richard Wood mills a refiner disk at the J&L East refiner rebuild facility in Pittsfield, Massachusetts. During J&L East's second full year of operation, we increased revenues by 20 percent through an aggressive sales program and expansion of our targeted markets.

Maintaining positive operating margins in the face of this tough market environment has required tighter cost controls, better productivity, and a leaner work force. We have excelled in all three areas. At the same time, we are preparing for the future with new products and services oriented toward capturing a more extensive customer base.

SmartPlates™, designed to generate the data for refiners to operate at peak efficiency, are gaining an increased following among North American mills previously closed to J&L and are providing breakthrough opportunities in Europe. The recent consolidation in the pulp and paper industry has placed an even greater emphasis on reductions in production costs and capital expenditure budgets. SmartPlates™ meet that need. These unique refiner plates enable an operator to "see" inside a mill's refiners, which can consume as much as $30 million in energy per year. The result is optimized refiner operation and timely troubleshooting. Mills are finding that SmartPlates™ are paying for themselves in six months or less. To date, this product has no competition in the marketplace, and we have been taking advantage of this enviable position.

We are also actively marketing our screen cylinder product line and refiner-rebuild business. The V-MAX™ screen cylinder, with several patent-pending features, received an enthusiastic reception upon its introduction in fiscal 2002 and will enable us to expand our market penetration. J&L's new business, refiner rebuilding services, has been well received, despite an unfavorable discretionary expense marketplace. In addition, we have begun to increase our revenues by subcontracting our high-quality casting and machining capabilities to a wider customer base.

J&L introduced the V-MAX™ screen cylinder in fiscal 2002, which represents our entry into the conventional screen cylinder market. This new product, with several patented features, provides customers with increased screening capacity, longer life, and reduced energy requirements.



Dennis Konkol
President

MARKETS SERVED:
Pulp and Paper

MANUFACTURING LOCATIONS:
Pittsfield, Massachusetts
Waukesha, Wisconsin (2)



Rising to the AFT Challenge



Istvan Vamos
President

MARKETS SERVED:
Transportation
Electronics
Medical
Consumer Products
Aerospace

MANUFACTURING LOCATIONS:
Firestone, Colorado
Longmont, Colorado
Retsag, Hungary

Three cutting-edge manufacturing processes – metal-injection molding (MIM), metal-matrix-composite production, and ThixoForming™ – have established our leadership in an expanding marketplace and have provided a solid foundation for growth in the years ahead. Customers are increasingly identifying these technologies as the low-cost, high-volume alternatives to less contemporary modes of production.

Our metal-injection-molding operation experienced some top-line weakness in fiscal 2002, primarily as a result of slower automotive and electronics markets. Customers across the board were busy reducing inventories; in the case of electronics and computer markets, four out of every five programs forecast to begin in this fiscal year were canceled or postponed. Despite these market conditions, we managed to keep our operating margins constant through improved efficiencies, increased process automation, and other cost-cutting measures that will provide additional leverage as our sales recover. Signs of that recovery are inherent in the fact that the MIM operation had record tooling sales in fiscal 2002. Recognizing that much of our sales growth will come from Europe, we built a new MIM facility in Retsag, Hungary, which began initial production in March 2002. This 2,800 square meter (30,100 square foot) plant will initially supply key European automotive customers and then expand into other traditional MIM markets, as well as offering the potential of adding our two other manufacturing processes over time.

While the soft electronics market also had some impact on composites sales, this operation continued its successful penetration of transportation and defense markets with its patented AlSiC™ technology. As a result, the composites business posted all-time highs in both sales and earnings. Both of these financial measures are expected to increase more than 20 percent in fiscal 2003, as the order book grows, and as we add capacity, complete with new automation and productivity initiatives that will promote additional cost-cutting opportunities.

ThixoForming™ bore the brunt of the aforementioned weakness in technology markets, as key electronics and computer programs were cancelled. However, we made significant gains in yield and overall process efficiency and began to generate respectable contribution margins. Requests for quotations have been coming in at a rapid clip, which should serve to help fill ThixoForming™'s underutilized capacity in fiscal 2003.



Our new MIM facility, located in Retsag, Hungary, opened for business in March 2002. AFT-Europe will initially serve the Tier 2 automotive supplier base and the electronic industry in Europe and will expand into European medical and consumer markets.



Sales growth in our ThixoForming™ operation is being fueled by productivity gains achieved through strategic investment in advanced automation. Here, a six-axis robot at our Firestone, Colorado, plant enables unattended production of a ThixoFormed™ magnesium component for a customer in the electronics industry.



(left to right, standing) Don Graber, Mark Donegan, Bill McCormick, Dean DuCray, Steve Rothmeier, (seated) Byron Pond, Vern Oechsle, Pete Bridenbaugh, Frank Travis

Bill McCormick
William C. McCormick, 68, is chief executive officer and chairman of the PCC board of directors. He chairs the board's executive committee and is a member of the nominating committee.

Pete Bridenbaugh
Dr. Peter R. Bridenbaugh, 61, a member of the PCC board of directors since 1995, chairs the environmental committee and serves on the nominating committee. He retired from the Aluminum Company of America (Alcoa) in 1998 as executive vice president-automotive.

Dean DuCray
Dean T. DuCray, 61, has been a member of the board since 1995 and is the chairman of the audit committee. He retired in April 1998 as vice president and chief financial officer of York International Corporation of York, Pennsylvania. He is now a private business consultant.

Don Graber
Don R. Graber, 58, a member of the board since 1995, is chairman, president, and chief executive officer of Huffy Corporation of Dayton, Ohio. He chairs the nominating committee and is a member of the executive and compensation committees.

Mark Donegan
Mark Donegan, 45, became PCC's president and chief operating officer in June 2001. He has served in leadership positions at Wyman-Gordon, PCC Structurals, and PCC Airfoils.

Vern Oechsle
Vernon E. Oechsle, 59, was named to the PCC board in 1996. He recently retired as chairman and chief executive officer, as well as a director, of Quanex Corporation, based in Houston, Texas. He serves on the audit and compensation committees.

Byron Pond
Byron O. Pond, 65, joined the PCC board of directors in 1999 and serves on the environmental and nominating committees. He is the president and chief executive officer of Amcast Industrial Corporation.

Steve Rothmeier
Steven G. Rothmeier, 55, who came to the PCC board in 1994, chairs the compensation committee and serves on the executive committee. He is chairman and chief executive officer of Great Northern Capital, a private investment management firm in St. Paul, Minnesota.

Frank Travis
J. Frank Travis, 66, joined the PCC board of directors in 1999 and is a member of the executive and audit committees. He retired in January 1999 as vice chairman and a member of the board of directors of Ingersoll-Rand Company of Woodcliff Lake, New Jersey. He is now the managing general partner of Sivart Holdings, a private investment partnership.

Bill McCormick
William C. McCormick, 68, is chief executive officer and chairman of the PCC board of directors. He became chairman in October 1994 and assumed the CEO responsibilities in August 1991, prior to which he served as president and chief operating officer.

Roger Cooke
Roger A. Cooke, 54, joined PCC in April 2000 as vice president–regulatory and legal affairs. Prior to joining PCC, he was senior vice president – legal of Fred Meyer, Inc.

Greg Delaney
Gregory M. Delaney, 47, became president of PCC Specialty Products and a Company executive vice president in February 1998. Prior to joining PCC, he was president of the Wiegand Industrial Division of Emerson Electric.

Mark Donegan
Mark Donegan, 45, serves as the president and chief operating officer of Precision Castparts Corp. He was previously president of Wyman-Gordon.

Byron Gaddis
Byron J. Gaddis, 45, was named chief information officer in July 2000 and became a vice president of PCC in the following month. Prior to his assignment, he was the director of airframe development and R&D at PCC Structurals.

Russ Gould
Russell P. Gould, 45, became a senior vice president of PCC and president of PCC Structurals in December 1999. He was previously vice president responsible for PCC Schlosser, PCC France, and Small Structurals Business Operation, where he also served as general manager.

Shawn Hagel
Shawn R. Hagel, 37, became a vice president of PCC in 2000, and was named corporate controller and an officer of the Company in 1997. She was corporate financial reporting manager from 1995 to 1997.

Geoff Hawkes
Geoffrey A. Hawkes, 43, became a vice president of PCC in August 2000. He joined the Company in December 1999 as treasurer. Prior to joining PCC, he was director of risk management at Electronic Data Systems Corporation.

Jim Houlden
James E. Houlden, 49, became a PCC senior vice president in Feburary 2002 and serves as president of Wyman-Gordon Forgings – West. He has held various leadership positions since joining Wyman-Gordon in 1976.

Bill Larsson
William D. Larsson, 57, is senior vice president and chief financial officer for PCC. He has been a Company officer since 1980.

Armand Lauzon
Armand F. Lauzon, 45, was named a senior vice president of PCC in December 1999 and is president of Wyman-Gordon Forgings – East. Prior to his move to Wyman-Gordon, he was a division vice president at PCC Airfoils.

Mark Roskopf
Mark R. Roskopf, 40, became vice president–corporate taxes in August 2000. He joined the Company in February 1999 as director, corporate taxes. He came to PCC from Case Corporation, where he was director, international tax.

Wayne Robbins
Wayne F. Robbins, 51, became president of PCC Flow Technologies and a Company executive vice president in May 2002. He was president of DeZURIK, an industrial control valve manufacturer, before coming to PCC Flow Technologies as vice president of strategic planning and business development.

Peter Waite
Peter G. Waite, 58, is president of PCC Airfoils and was named an executive vice president of the Company in 1994.

Business overview

Fiscal 2002 was a successful year for the Company. PCC achieved record sales and earnings (before restructuring and asset impairment charges). These results reflected the impact of significant growth in the Power Generation market as well as strong business conditions in the aerospace sector during the first three quarters of the year, partially offset by a downturn in sales for commercial aircraft products following the tragic events of September 11, 2001. The Company responded to these events by taking swift action to right-size the entire organization and to prepare PCC's businesses for the expected future upturn. In addition, the results for the year were positively affected by continued share gains in key markets resulting from aggressive cost reduction efforts and a continued focus on customer satisfaction. Partially offsetting the positive impact of growth in the Power Generation and Aerospace markets during fiscal 2002 were unfavorable economic conditions in the Machine Tool and General Industrial markets.

Total sales for fiscal 2002 reached a record $2,557.4 million, an increase of $231.1 million, or 10 percent from fiscal 2001 sales of $2,326.3 million. The Company experienced substantial growth in the Investment Cast Products and Forged Products segments due to strong demand from the Power Generation market, coupled with increased aerospace sales achieved in the first half of the fiscal year, partially offset by declines in the second half of the year. Power generation sales improved 38 percent from fiscal 2001 levels, increasing from 19 percent of total sales in fiscal 2001 to 24 percent in fiscal 2002. Aerospace sales as a percent of total sales decreased from 53 percent in fiscal 2001 to 52 percent in fiscal 2002. The decrease reflects the impact of our diversification into non-aerospace markets, and the impact of substantial market share gains in the industrial gas turbine market in fiscal 2002. Over the past five years, total sales have increased at a compound annual growth rate of 21 percent.

Operating income before restructuring and asset impairment charges for fiscal 2002 totaled $346.6 million, or 13.6 percent of sales, a $47.6 million increase from fiscal 2001's operating income before restructuring and asset impairment charges of $299.0 million, or 12.9 percent of sales. The increase in operating profit was due to excellent results in both the Investment Cast Products and Forged Products segments as well as improved performance within the Fluid Management Products segment. Partially offsetting these improvements were lower profits in the Industrial Products segment, primarily due to the continuation of poor market conditions. Over the past five years, operating income before restructuring and other nonrecurring charges has increased at a compound annual growth rate of 25 percent.

Fiscal 2002 net income of $42.4 million was lower than fiscal 2001 earnings of $124.9 million, and resulted in earnings per share of $0.81 (diluted), down 67 percent from the $2.45 per share (diluted) achieved last year. Excluding restructuring and asset impairment charges, earnings were $3.24 per share (diluted) in fiscal 2002, up 26 percent compared with $2.58 per share in fiscal 2001.

Acquisitions of businesses

The Company completed five acquisitions during fiscal 2002, which complemented existing business lines and provided access to new domestic and international markets.

In the first quarter, the Company increased its ownership interest in Design Technologies International ("DTI") from 33 percent to 70 percent. DTI, which is located in Poland, is operated as part of the Industrial Products segment.

In the third quarter, the Company acquired American Oilfield Products ("AOP") located in Moore, Oklahoma. AOP manufactures floating and trunnion mounted ball valves and is operated as part of the Fluid Management Products segment.

In the fourth quarter, the Company completed three acquisitions. PCC increased its ownership interest in Western Australian Specialty Alloys Pty Ltd ("WASA") from 25 percent to 100 percent. WASA, located in Perth, Australia, produces casting and forging alloys for aircraft engine and industrial gas turbine manufacturers and is operated as part of the Forged Products segment. PCC also acquired Lake Erie Design, a manufacturer of ceramic cores for aerospace and industrial gas turbines and other precision casting applications that are utilized in the Investment Cast Products segment. PCC also acquired CW Valve Services, located in Houston, Texas. CW Valve Services repairs and remanufacturers valves for the Fluid Management Products segment.

These acquisitions all fit with the Company's strategy of targeting acquisitions that (i) complement the Company's core competencies in metals, precision metalworking and the management of complex manufacturing process, (ii) have strong growth prospects and (iii) have leading positions in established market niches.

Disposition of businesses

During the third quarter of fiscal 2002, the Company sold the machinery, inventory, receivables and customer lists of the Carmet Company for $5.6 million. Carmet Company had operated within the Investment Cast Products segment. An impairment charge of $19.7 million was recorded in the second quarter of fiscal 2002, concurrent with management's decision to dispose of the business.

Restructuring and asset impairment charges

The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company's restructuring and asset impairment charges.

Fiscal	2002	2001	2000
Provision for restructuring:			
Severance	$ 11.6	$ 3.5	$ 7.4
Other	4.7	5.2	–
Impairment of long-lived assets	129.1	0.7	1.7
	145.4	9.4	9.1
Income tax benefit	(18.5)	(3.0)	(3.8)
	$ 126.9	$ 6.4	$ 5.3

The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	2002	2001	2000
Restructuring reserve at beginning of period	$ 5.8	$ 6.7	$ 1.1
Current year charges	16.3	8.7	7.4
Current year utilization	(7.8)	(9.6)	(1.8)
Restructuring reserve at end of period	$ 14.3	$ 5.8	$ 6.7

During the second and third quarters of fiscal 2002, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $145.4 million. The tax-effected impact of these charges totaled $126.9 million or $2.43 per share (diluted).

During the second quarter, PCC established a reserve totaling $5.6 million pursuant to restructuring plans to consolidate European valve production operations within the Fluid Management Products segment and downsize operations within the Industrial Products Segment. The reserve consisted of $2.1 million for employee severance and $3.5 million for other exit costs, including incremental costs and contractual obligations for items such as leasehold termination payments and other facility exit costs incurred as a direct result of the restructuring plans. These restructuring plans provided for termination of approximately 105 employees. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by June 30, 2002. The tax-effected impact of these charges totaled $4.0 million, or $0.08 per share (diluted).

Charges totaling $34.5 million were taken in the second quarter for impairment of long-lived assets. A $19.7 million charge provided for the write-down of the assets of an unprofitable business to net realizable value less exit costs. The business manufactured carbide products for various industrial markets and was included in the Investment Cast Products segment. Net realizable value was based on estimates of proceeds upon sale or collection of the assets. Substantially all of the assets were sold in the third quarter of fiscal 2002. The second quarter impairment charge also included $12.6 million for the write-off of a long-term note receivable, included in other assets, from a previously owned company that has declared bankruptcy. Fixed asset costs of $2.2 million were also included in the impairment charge primarily for write-off of fixed assets associated with the restructuring of European operations within the Fluid Management Products segment. The tax-effected impact of these charges totaled $24.1 million, or $0.46 per share (diluted).

During the third quarter of fiscal 2002, PCC established a reserve of $10.7 million for employee severance ($9.5 million) and other exit costs ($1.2 million) associated with downsizings within the Investment Cast Products and Forged Products segments due to expected declines in commercial aerospace sales, continued downsizing of operations within the Industrial Products Segment and consolidation of European valve production operations within the Fluid Management Products segment. The other exit costs included lease termination costs resulting from the restructuring plans. The restructuring plan provided for terminations of approximately 900 employees, or 6 percent of the Company's workforce. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by September 29, 2002. The tax-effected impact of these charges totaled $7.2 million, or $0.14 per share (diluted).

Also during the third quarter of fiscal 2002, the Company incurred charges for impairment of long-lived assets totaling $94.6 million. The Company recognized a non-cash asset impairment charge of $92.4 million related to PCC Specialty Products, a division within the Industrial Products segment. This charge consisted of $86.6 million for goodwill impairment and $5.8 million for impairment of property, plant and equipment. PCC Specialty Products has experienced substantial declines in sales and operating cash flow within its threading tool and punch component businesses as a result of the prolonged and significant downturn in the machine tool market, as well as the more recent deterioration in the automotive market. Given the significant changes in business conditions, PCC performed an evaluation of the recoverability of the long-lived assets of these businesses and determined that the estimated future undiscounted cash flows of the assets were insufficient to recover their related carrying values. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment charge was recorded to reduce the carrying amount of the assets to fair value based on the estimated present value of expected future cash flows of the businesses. Also included in the asset impairment charge were the write-downs of fixed assets associated with the third quarter's restructuring activity, which totaled $2.2 million. The tax-effected impact of these charges totaled $91.6 million, or $1.75 per share (diluted).

Outlook

The Company is expecting that fiscal 2003 sales will be negatively impacted by further declines in the Aerospace and Machine Tool markets, partially offset by modest improvements within the Fluid Management and General Industrial and Other markets. In addition, the Company expects the Power Generation market will decline slightly in fiscal 2003 due to lower sales of aeroderivative turbine engines. Overall sales are expected to decline by approximately 10-15 percent from fiscal 2002 levels. Operating margins will decline moderately due to the deleveraging effect of lower sales, coupled with the impact of lower prices and higher fixed costs related to pension, insurance and depreciation expenses, partially offset by continued improvements in operating efficiency. Anticipated operating performance improvements within the Fluid Management Products and Industrial Products segments should also help to mitigate the overall decline.

Financial results by segment

The Company reports its financial results by segment in accordance with Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information." The Statement requires that the Company present segment data based on the way that management organizes the businesses within the Company for making operating decisions and assessing performance. PCC has organized the Company's business segments along its four major product lines and reports financial results in the following four segments: Investment Cast Products, Forged Products, Fluid Management Products, and Industrial Products. Operating income amounts discussed below exclude restructuring and asset impairment charges.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Wyman-Gordon Aluminum Casting operation. These three businesses manufacture investment castings for aircraft engines, industrial gas turbine ("IGT") engines, airframes, medical prostheses and other industrial applications.

Fiscal 2002 compared with fiscal 2001

Investment Cast Products reported fiscal 2002 sales of $1,332.0 million and operating income of $248.5 million. Fiscal 2002 sales increased 12 percent compared to the prior year's $1,187.6 million, and operating income improved by 16 percent over the prior year's $213.7 million. The increase in sales was due to strong growth in the Power Generation market, which grew by 32.7 percent, as well as strong results in the Aerospace market through the end of the third quarter of fiscal 2002. Operating margins benefited from the impact of leverage from higher sales coupled with improving IGT margins and continued cost reduction.

The Investment Cast Products segment is anticipating declining sales associated with both the Aerospace and Power Generation markets in fiscal 2003. Operating margins will decline in fiscal 2003 as a result of the deleveraging effect of reduced volume coupled with higher fixed costs related to pension, insurance and depreciation expenses, partially offset by continued improvements in operating efficiency.

Fiscal 2001 compared with fiscal 2000

Investment Cast Products reported fiscal 2001 sales of $1,187.6 million and operating income of $213.7 million. Fiscal 2001 sales increased 22 percent the prior year's $970.8 million, and operating income improved by 33 percent over the prior year's $161.2 million. The increase in sales was principally due to a full year's results from Wyman-Gordon Castings, which was acquired during the third quarter of fiscal 2000, as well as continued strong demand for large IGT and aeroderivative engines sold to the Power Generation market. The increase was also driven by growing demand in the aerospace sector from regional jet engine programs and airframe programs, as well as continued demand from the segment's more traditional market, which consists of structural and airfoil castings used in large aircraft engines. Operating margins were favorably impacted by strong market conditions, coupled with continued productivity improvements within the segment and the realization of synergies related to the acquisition of Wyman-Gordon.

Forged Products

The Forged Products segment consists of the forging operations of Wyman-Gordon. Forged Products' sales to the Aerospace and Power Generation markets primarily derive from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe and other products for the oil and gas industry.

Fiscal 2002 compared with fiscal 2001

Forged Products sales totaled $697.9 million for fiscal 2002, with operating income of $116.7 million. Fiscal 2002 sales increased 12 percent compared to the prior year's $620.7 million, and operating income improved by 21 percent over the prior year's $96.7 million. The increase in sales was principally due to growth in the Power Generation market. The segment also benefited from strong growth in sales of extruded pipe to power plant installations. The operating income improvement reflected both the leverage from higher sales and continued cost savings at Wyman-Gordon resulting from higher productivity and operating synergies.

Sales in fiscal 2003 within this segment will be negatively impacted by reduced demand from the Aerospace (turbine engines and airframes) and Power Generation markets, partially offset by anticipated growth in extruded pipe sales. The Forged Products segment's operating income will also be negatively impacted by the deleveraging effect of the lower sales, coupled with higher pension, insurance and depreciation expenses, partially offset by continued improvements in operating efficiency.

Fiscal 2001 compared with fiscal 2000

Forged Products reported sales of $620.7 million for fiscal 2001, an increase of $428.6 million, with operating income of $96.7 million, an increase of $72.3 million from the fiscal 2000 level of $24.4 million. This segment consists entirely of operations purchased as part of the Wyman-Gordon acquisition, the acquisition of Wyman-Gordon Lincoln in the first quarter of fiscal 2001 and the acquisition of Wyman-Gordon Cleveland at the end of the third quarter of fiscal 2001. Since Wyman-Gordon was acquired in the third quarter of fiscal 2000, fiscal 2000's results include only eighteen weeks of comparative data. Forged Products, which serves the same major markets as Investment Cast Products, experienced strong demand from the Power Generation market and solid growth in its aerospace business during fiscal 2001. Operating margins were favorably impacted by the higher volume, improved productivity and the realization of synergies associated with the acquisition of Wyman-Gordon.

Fluid Management Products

The Fluid Management Products segment includes all of the businesses of PCC Flow Technologies. The businesses that comprise this segment manufacture an extensive range of fluid management products under various brand names, which include PACO, Johnston and Crown pumps for water and wastewater treatment, new construction, energy, and other applications; E/One grinder pumps for low-pressure sewer systems; and Newmans, General, TBV, TECHNO, Barber, OIC, PCC Ball Valves, Sterom, AOP, Reiss, Technova, Wouter Witzel, CW and ConVey valves for oil and gas, fuel distribution, food processing, severe services and other applications.

Fiscal 2002 compared with fiscal 2001

Fiscal 2002 sales for Fluid Management Products were $361.1 million, as compared to $318.7 million in fiscal 2001, an increase of 13 percent. The segment's operating income also increased from $11.8 million in fiscal 2001 to $18.4 million in fiscal 2002, an increase of 56 percent. The improved sales level was due to stronger demand from the municipal wastewater, petroleum exploration/processing, oil, gas and power generation markets. The operating income improvement was due to the higher sales levels coupled with cost reductions related to the consolidation of European operations.

Overall, the Fluid Management Products segment should benefit from top-line growth in fiscal 2003, and should experience improvements in operating profit from the increased volume coupled with benefits realized from the consolidation of European manufacturing and the impact of material sourcing initiatives.

Fiscal 2001 compared with fiscal 2000

Fiscal 2001 sales for Fluid Management Products were $318.7 million, as compared to $291.6 million in fiscal 2000, an increase of 9 percent. The segment's operating income decreased from $15.0 million in fiscal 2000 to $11.8 million in fiscal 2001. The sales improvement was due to higher sales in the construction, municipal and power generation sectors. The segment's operating margins were adversely affected by delays in the consolidation of the European valve businesses, weakness in the oil and gas industry, soft market conditions in the general industrial sector, pricing and volume issues in Europe and increased ramp-up costs related to anticipated volume increases.

Industrial Products

The Industrial Products segment includes PCC Specialty Products, J&L Fiber Services, Advanced Forming Technology ("AFT") and STW Composites. PCC Specialty Products manufactures a broad range of cold-forming header and threader tools, gundrills and machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive and other general industrial applications. The tooling business includes product lines manufactured under various brand names, including Reed-Rico®, Astro Punch® and Eldorado. The machines business includes product lines manufactured under the brand names PCC Olofsson, Reed-Rico®, Hartford, Eldorado, Fastener Engineers Group and Lewis Machines. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry, and rebuilds refiner equipment that is used in the pulping process. AFT manufactures metal-injection-molded, metal-matrix-composite, and ThixoFormed™ components for numerous industrial applications. STW Composites designs and manufactures composite components principally for aerospace applications.

Fiscal 2002 compared with fiscal 2001

The Industrial Products segment's sales decreased by 17 percent, from $199.3 million in fiscal 2001 to $166.4 million in fiscal 2002, and its operating income decreased by $5.6 million, from $1.1 million in fiscal 2001 to a loss of $4.5 million in fiscal 2002. The segment's sales decline was due to the continued impact of the downturn in the machine tool, automotive, electronics and general industrial markets, coupled with softness in the pulp and paper industry. Operating results were significantly impacted by the lower sales volume, partially offset by the benefit of restructuring efforts undertaken during the year.

The industrial products segment will continue to be impacted during fiscal 2003 by softness in the machine tool sector, partially offset by anticipated recovering demand from the automotive consumer parts and electronics markets, coupled with share gains in the pulp and paper market due to product line expansion and new product introductions. Operating margins should show improvement as a result of fiscal 2002 restructuring activities throughout the segment.

Fiscal 2001 compared with fiscal 2000

The Industrial Products segment's sales decreased by 9 percent, from $219.2 million in fiscal 2000 to $199.3 million in fiscal 2001, and its operating income decreased from $6.6 million to $1.1 million. The decline in sales was due to soft market conditions in the automotive sector and continued price pressures in the Machine Tool market, particularly in Europe, as a result of Asian competition. In addition, PCC Pittler was sold at the beginning of the fourth quarter, which further reduced sales volume in fiscal 2001. At J&L Fiber Services, lower sales due to consolidation within the Pulp and Paper market negatively impacted both top and bottom-line performance. AFT, on the other hand, contributed solid results as the business expanded its customer base and improved productivity.

Interest and taxes

Net interest expense in fiscal 2002 was $66.2 million, as compared with $81.0 million in fiscal 2001. The lower expense reflects lower debt levels as a result of strong earnings, improved working capital management and lower effective borrowing rates during fiscal 2002.

The effective tax rate for the year was 69 percent, compared with 40 percent in the prior year. The increase in the fiscal 2002 rate was due to the Company receiving no tax benefits related to the $92.1 million write-off of goodwill included in the asset impairment charges in the second and third quarters. Excluding the impact of the restructuring and asset impairment charges, the effective tax rate would have been 40 percent.

Liquidity and capital resources

Total capitalization at March 31, 2002 was $1,853.3 million, consisting of $901.5 million of debt and $951.8 million of equity. The debt-to-capitalization ratio was 48.6 percent compared with 53.9 percent at the end of the prior fiscal year.

Cash requirements for the year included $125.3 million for capital expenditures, $47.9 million for business acquisitions, $153.1 million of net debt repayment and $6.2 million for dividends. These requirements were funded from cash generated by earnings of $258.6 million, $51.8 million of working capital decreases and $18.0 million from the sale of common stock through the Employee Stock Purchase Plan and stock option exercises.

Capital spending in fiscal 2002 principally provided for maintenance and growth in the Forged Products segment, increased IGT capacity in the Investment Cast Products segment, and manufacturing improvements in the Fluid Management segment. Fiscal 2003's capital spending, which is expected to be at least 15 percent lower than the spending in fiscal 2002, principally provides for product-line expansion and projects necessary to reduce costs and maintain production in the Forged Products segment, projects carried over from fiscal 2002 to support increased demand for IGT products and for cost savings within the Investment Cast Products segment, and additional investments in the Fluid Management Products and Industrial Products segments to provide for increased capacity and cost reductions, as well as for other normal requirements to maintain production and provide safety.

Management believes that the Company can fund the requirements for capital spending, cash dividends and potential acquisitions from cash generated from operations, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities, or the issuance of equity instruments.

Contractual obligations and commercial commitments

The Company is obligated to make future payments under various contracts such as debt agreements and lease agreements. The following table represents the significant contractual cash obligations of PCC as of March 31, 2002 (in millions).

Contractual Cash Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$748.2	$ 51.2	$ 80.3	$290.3	$172.3	$ 0.3	$153.8
Operating leases	46.4	10.7	9.2	7.1	5.8	4.7	8.9
	$794.6	$ 61.9	$ 89.5	$ 297.4	$178.1	$ 5.0	$162.7

Critical accounting policies

The Company has identified the policies below as critical to PCC's business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on PCC's business operations are discussed throughout the Management's Discussion and Analysis where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated Financial Statements of this Annual Report. Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, are recognized as services are performed.

Accounts receivable reserve

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where PCC is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Company reasonably expects will be collected. In addition, the Company recognizes reserves for bad debts based on estimates developed by using standard quantitative measures based on historical write-offs and current economic conditions. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Although the PCC considers these balances adequate and proper, changes in economic conditions in the markets in which the Company operates could have a material effect on the required reserve balances.

Valuation of inventories

All inventories are stated at the lower of the cost to purchase or manufacture the inventory or the current estimated market value of the inventory. Cost for work in process and metal inventories at a significant number of the Company's operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. The Company regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Therefore, although management makes every effort to ensure the accuracy of forecast demand, any significant unanticipated changes in demand could have a significant impact on the value of PCC's inventories and reported operating results.

Goodwill and acquired intangibles

From time to time, the Company acquires businesses in purchase transactions that typically result in goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material effect on PCC's consolidated financial position or results of operations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The Company will be required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. PCC does not believe that the adoption of SFAS No. 142 will result in an impairment charge. Goodwill amortization expense for fiscal 2002 was $28.1 million.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. SFAS No. 143 is effective for the Company for the fiscal year beginning April 1, 2003. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for the Company for the fiscal year beginning April 1, 2002. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required and plans to adopt the provisions of SFAS No. 145 effective March 31, 2003. The Company has not yet assessed the impact of SFAS No. 145 on its financial statements.

Forward-looking statements

Information included within this Annual Report describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, fluid management, machine tool, pulp and paper and other general industrial cycles; the relative success of the Company's entry into new markets, such as industrial gas turbine and airframe components; competitive pricing; the financial viability of the Company's significant customers; the availability and cost of energy, materials and supplies; equipment failures; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

(In millions, except per share data)	Fiscal Years Ended March 31, 2002	Fiscal Years Ended April 1, 2001	Fiscal Years Ended April 2, 2000
Net sales	$ 2,557.4	$ 2,326.3	$ 1,673.7
Cost of goods sold	1,977.6	1,809.8	1,306.9
Selling and administrative expenses	233.2	217.5	176.2
Provision for restructuring	16.3	8.7	7.4
Impairment of long-lived assets	129.1	0.7	1.7
Other income	–	–	4.2
Interest expense, net	66.2	81.0	47.1
Income before provision for income taxes	135.0	208.6	138.6
Provision for income taxes	92.6	83.7	53.3
Net income	$ 42.4	$ 124.9	$ 85.3
Net income per common share (basic)	$ 0.82	$ 2.50	$ 1.74
Net income per common share (diluted)	$ 0.81	$ 2.45	$ 1.73

Net income per common share data for the fiscal year ended April 2, 2000 have been restated for the effects of a two-for-one stock split in September 2000.

See Notes to Consolidated Financial Statements on pages 34 through 44.

(In millions, except share data)	March 31, 2002	April 1, 2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 38.1**	$ 40.1
Receivables, net of reserves of $6.4 in 2002 and $9.4 in 2001	**352.3**	398.0
Inventories	**412.6**	363.3
Prepaid expenses	**21.7**	17.9
Deferred income taxes	**53.8**	41.8
Total current assets	**878.5**	861.1
Property, plant and equipment:		
Land	**22.1**	21.3
Buildings and improvements	**194.7**	189.6
Machinery and equipment	**690.8**	590.5
Construction in progress	**69.8**	60.2
	977.4	861.6
Less – accumulated depreciation	**(387.3)**	(326.8)
Net property, plant and equipment	**590.1**	534.8
Goodwill and acquired intangibles, net of accumulated amortization of $90.2 in 2002 and $78.8 in 2001	**994.0**	1,073.7
Deferred income taxes	**17.5**	15.6
Other assets	**84.8**	87.7
	$ 2,564.9	$ 2,572.9
Liabilities and Shareholders' Investment		
Current liabilities:		
Short-term borrowings	**$ 153.3**	$ 152.8
Long-term debt currently due	**51.2**	61.4
Accounts payable	**242.4**	199.7
Accrued liabilities	**237.3**	226.3
Income taxes payable	**42.9**	21.3
Total current liabilities	**727.1**	661.5
Long-term debt	**697.0**	838.5
Pension and other postretirement benefit obligations	**151.0**	132.0
Other long-term liabilities	**38.0**	39.1
Commitments and contingencies		
Shareholders' investment:		
Common stock, $1 stated value, authorized – 300,000,000 shares; issued and outstanding 2002 – 52,158,364 and 2001 – 51,340,758 shares	**52.2**	51.3
Paid-in capital	**214.8**	191.6
Retained earnings	**731.7**	695.5
Accumulated other comprehensive loss:		
Foreign currency translation	**(38.0)**	(36.6)
Derivatives qualifying as hedges	**(6.1)**	–
Minimum pension liability	**(2.8)**	–
Total shareholders' investment	**951.8**	901.8
	$ 2,564.9	$ 2,572.9

See Notes to Consolidated Financial Statements on pages 34 through 44.

(In millions)	Fiscal Years Ended March 31, 2002	April 1, 2001	April 2, 2000
Cash flows from operating activities:			
Net income	$ 42.4	$ 124.9	$ 85.3
Non-cash items included in income:			
Depreciation and amortization	100.7	102.4	74.2
Deferred income taxes	(13.6)	15.8	(16.9)
Write-down of long-lived assets	129.1	0.7	1.7
Changes in operating working capital, excluding effects of acquisitions:			
Receivables	43.0	(54.4)	44.9
Inventories	(37.5)	(23.3)	15.7
Payables, accruals and current taxes	50.3	8.5	(17.3)
Other	(4.0)	3.5	(5.9)
Net cash provided by operating activities	310.4	178.1	181.7
Cash flows from investing activities:			
Acquisitions of businesses	(47.9)	(74.2)	(675.0)
Capital expenditures	(125.3)	(90.2)	(49.3)
Dispositions of businesses and other	3.5	28.7	64.4
Net cash used by investing activities	(169.7)	(135.7)	(659.9)
Cash flows from financing activities:			
Issuance of long-term debt	212.6	81.3	612.3
Repayment of long-term debt	(364.5)	(113.2)	(247.4)
Net (decrease) increase in short-term borrowings	(1.2)	8.5	124.9
Common stock issued	18.0	36.1	3.9
Cash dividends	(6.2)	(5.9)	(5.9)
Other	(1.4)	(26.7)	(6.8)
Net cash (used) provided by financing activities	(142.7)	(19.9)	481.0
Net (decrease) increase in cash and cash equivalents	(2.0)	22.5	2.8
Cash and cash equivalents at beginning of year	40.1	17.6	14.8
Cash and cash equivalents at end of year	$ 38.1	$ 40.1	$ 17.6
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 69.5	$ 85.3	$ 44.5
Income taxes, net of refunds received	$ 74.3	$ 81.8	$ 31.9
Non-cash investing and financing activity:			
Common stock issued for business acquisition	$ 6.1	$ –	$ –

See Notes to Consolidated Financial Statements on pages 34 through 44.

(In millions)	Common Stock Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Comprehensive Income
Balance at March 28, 1999	24.5	$ 24.5	$ 178.4	$ 497.1	$ (2.6)	
Common stock issued	0.1	0.1	3.8	–	–	
Cash dividends ($0.12 per share)	–	–	–	(5.9)	–	
Net income	–	–	–	85.3	–	$ 85.3
Translation adjustments	–	–	–	–	(6.8)	(6.8)
Balance at April 2, 2000	24.6	24.6	182.2	576.5	(9.4)	$ 78.5
Common stock issued	1.9	1.9	34.2	–	–	
Cash dividends ($0.12 per share)	–	–	–	(5.9)	–	
Two-for-one stock split	24.8	24.8	(24.8)	–	–	
Net income	–	–	–	124.9	–	$ 124.9
Translation adjustments	–	–	–	–	(27.2)	(27.2)
Balance at April 1, 2001	**51.3**	**$ 51.3**	**$ 191.6**	**$ 695.5**	**$ (36.6)**	**$ 97.7**
Common stock issued pursuant to stock plans	**0.7**	**0.7**	**17.3**	**–**	**–**	
Common stock issued for business acquisition	**0.2**	**0.2**	**5.9**	**–**	**–**	
Cash dividends ($0.12 per share)	**–**	**–**	**–**	**(6.2)**	**–**	
Net income	**–**	**–**	**–**	**42.4**	**–**	**$ 42.4**
Translation adjustments	**–**	**–**	**–**	**–**	**(1.4)**	**(1.4)**
Gains (losses) on derivatives:						
Cumulative accounting changes, net of $3.0 tax	**–**	**–**	**–**	**–**	**(4.9)**	**(4.9)**
Periodic revaluations, net of $4.1 tax	**–**	**–**	**–**	**–**	**(6.7)**	**(6.7)**
Realized in income, net of $3.4 tax	**–**	**–**	**–**	**–**	**5.5**	**5.5**
Minimum pension liability, net of $1.8 tax	**–**	**–**	**–**	**–**	**(2.8)**	**(2.8)**
Balance at March 31, 2002	**52.2**	**$ 52.2**	**$ 214.8**	**$ 731.7**	**$ (46.9)**	**$ 32.1**

See Notes to Consolidated Financial Statements on pages 34 through 44.

(In millions, except option share and per share data)

Summary of significant accounting policies

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on previously reported shareholders' investment or net income.

Principles of consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC" or "the Company") and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. PCC's fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Cash and cash equivalents

Cash and cash equivalents include highly liquid short-term investments with an original maturity of three months or less. These investments are available-for-sale with market values approximating cost.

Valuation of inventories

All inventories are stated at the lower of cost or current market values. Cost for work in process and metal inventories at a significant number of the Company's operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line or declining balance method based on the estimated service lives of the assets. Estimated service lives are 20-30 years for buildings and improvements, 5-15 years for machinery and equipment and 3-5 years for computer hardware and software. Depreciation expense was $69.5 million, $70.1 million and $51.0 million in fiscal 2002, 2001 and 2000, respectively. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of income and were not material. Expenditures for maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill and acquired intangibles

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies and has been amortized using the straight-line method generally over 40 years. Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations initiated after June 30, 2001. In accordance with these standards, goodwill acquired after June 30, 2001 has not been amortized.

Acquired intangibles are amortized using the straight-line method and include the following: territory access rights, 30 years; non-compete agreements, 3-6 years; customer base, 5-15 years; and developed technology, 10-20 years. See "Recently Issued Accounting Standards."

Long-lived assets

When events or circumstances indicate the carrying value of a long-lived asset may be impaired, the Company uses an estimate of the future undiscounted cash flows to be derived from the remaining useful life of the asset to assess whether or not the asset is recoverable. If the future undiscounted cash flows to be derived over the life of the asset do not exceed the asset's net book value, the Company then considers estimated fair market value versus carrying value in determining any potential impairment.

Derivative financial instruments

At various times, the Company uses derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of natural gas and strategic raw materials. The Company has controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

The Company accounts for derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 in the first quarter of fiscal 2002 resulted in an unrecognized loss of $4.9 million, net of tax, as a cumulative effect adjustment of accumulated other comprehensive income.

As discussed in the "Financing Arrangements" note, the Company was committed to an interest rate swap on floating debt at March 31, 2002. Other immaterial instruments in place at year end included hedges to cover exposures related to foreign currencies and raw materials used in certain of the Company's facilities. At March 31, 2002, and April 1, 2001, there was no material off-balance-sheet risk from derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Certain risks and uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, are recognized as services are performed.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Total environmental reserves accrued at March 31, 2002 and April 1, 2001 were $33.5 million and $34.2 million, respectively. The amounts accrued relate to estimated liabilities at multiple locations, with no single location having a material exposure.

Foreign currency translation

Assets and liabilities of the Company's foreign affiliates, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expenses are translated at average rates for the period. For entities in highly inflationary countries, a combination of current and historical rates is used to determine currency gains and losses resulting from financial statement translation and those resulting from transactions. Translation gains and losses are reported as a component of shareholders' investment, except for those associated with highly inflationary countries, which are reported directly in the Consolidated Statements of Income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have a material effect on PCC's consolidated financial position or results of operations. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The Company will be required to adopt SFAS No. 142 for the fiscal year beginning April 1, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. PCC does not believe that the adoption of SFAS No. 142 will result in an impairment charge. Goodwill amortization expense for fiscal 2002 was $28.1 million.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity is required to capitalize the cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. SFAS No. 143 is effective for the Company for the fiscal year beginning April 1, 2003. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for the Company for the fiscal year beginning April 1, 2002. The Company does not believe that the implementation of this standard will have a significant impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required and plans to adopt the provisions of SFAS No. 145 effective March 31, 2003. The Company has not yet assessed the impact of SFAS No. 145 on its financial statements.

Common stock split

On August 16, 2000, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend paid at the close of business on September 21, 2000 to shareholders of record on September 1, 2000. All earnings per share amounts, references to common stock and shareholders' investment amounts have been restated as if the stock dividend had occurred as of the earliest period presented.

Acquisitions and dispositions of businesses

Acquisitions

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates. Pursuant to SFAS No. 142, goodwill acquired after June 30, 2001, which includes the Company's acquisitions in the third and fourth quarters of fiscal 2002, is not amortized. Goodwill generated from acquisitions on or before June 30, 2001 is being amortized using the straight-line method generally based on a 40-year life. Effective April 1, 2002, remaining goodwill will no longer be amortized but will be tested for impairment at least annually.

Fiscal 2002

In fiscal 2002, PCC acquired the following five entities for a total cost of $54.0 million, of which $47.9 million was paid in cash and $6.1 million was paid in 176,505 shares of PCC common stock based on the market value of the stock at the date of acquisition. Goodwill recognized in these transactions totaled $27.2 million, which is not expected to be deductible for tax purposes. Goodwill was assigned to the Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products segments in the amounts of $0.8 million, $17.6 million, $6.7 million, and $2.1 million, respectively.

In the first quarter, the Company increased its ownership interest in Design Technologies International ("DTI") from 33 percent to 70 percent for $0.3 million. DTI, which is located in Poland, is operated as part of the Industrial Products segment. The purchase generated $2.1 million of goodwill.

In the third quarter, the Company acquired American Oilfield Products ("AOP") located in Moore, Oklahoma. AOP manufactures floating and trunnion mounted ball valves and is operated as part of the Fluid Management Products segment. The purchase price of $13.9 million generated $6.5 million of goodwill.

In the fourth quarter, the Company increased its ownership interest in Western Australian Specialty Alloys Pty Ltd ("WASA") from 25 percent to 100 percent for $27.6 million in cash and 176,505 shares of PCC common stock with a market value of $6.1 million at the date of acquisition. WASA, located in Perth, Australia, produces casting and forging alloys for aircraft engine and industrial gas turbine manufacturers and is operated as part of the Forged Products segment. The purchase generated $17.6 million of goodwill.

Also during the fourth quarter, PCC acquired Lake Erie Design, a manufacturer of ceramic cores for aerospace and industrial gas turbines and other precision casting applications that are utilized in the Investment Cast Products segment. The purchase price of $5.2 million generated $0.8 million of goodwill.

Also during the fourth quarter, PCC acquired CW Valve Services. CW Valve Services, located in Houston, Texas, repairs and remanufactures valves for the Fluid Management Products segment. The purchase price of $0.9 million generated $0.2 million of goodwill. Intangible assets acquired were valued at $0.4 million and included a customer base and non-compete agreements.

Fiscal 2001

During the first quarter of fiscal 2001, PCC acquired the stock of Fastener Engineers Group, which is located in Rockford, Illinois. Fastener Engineers Group is a designer and manufacturer of wire-processing equipment and is operated as part of the Industrial Products segment. The purchase price of $5.3 million generated $1.1 million of goodwill.

Also during the first quarter, PCC acquired the stock of ConVey Engineering, which is located in Germany. ConVey Engineering is a manufacturer of double-eccentric heavy-duty valves and is included in the operations of the Fluid Management Products segment. The purchase price of $0.5 million generated $0.5 million of goodwill.

PCC also acquired the assets of the aerospace division of United Engineering Forgings (Aero) in the first quarter. Located in Lincoln, England, Aero manufactures forged aircraft engine discs, shafts and engine-mounting brackets. Aero has been renamed Wyman-Gordon Lincoln and is included in the operations of the Forged Products segment. The purchase price of $34.3 million generated $23.9 million of goodwill.

During the third quarter of fiscal 2001, PCC acquired the assets of the valve division of Wouter Witzel, which is located in the Netherlands, the United Kingdom and Germany. Wouter Witzel manufactures double-flanged and wafer butterfly valves and is operated as part of the Fluid Management Products segment. The purchase price of $13.8 million generated $2.4 million of goodwill.

Also during the third quarter, PCC acquired the stock of Drop Dies and Forgings Company, located in Cleveland, Ohio. Renamed Wyman-Gordon Cleveland, this company manufactures both ferrous and non-ferrous forgings and is included in the operations of the Forged Products segment. The purchase price of $22.8 million generated $11.5 million of goodwill.

Fiscal 2000

During the third quarter of fiscal 2000, PCC purchased 98% of the outstanding shares of common stock of Wyman-Gordon Company ("Wyman-Gordon") pursuant to a cash tender offer. PCC acquired the remaining outstanding shares of common stock of Wyman-Gordon pursuant to a merger on January 12, 2000. The transaction, financed from borrowings under Credit Agreements with Bank of America, N.A., as Agent, was valued at approximately $784.0 million, reflecting shares acquired in the tender offer and merger at $20 per share ($731.0 million), PCC's tender for and subsequent payment of Wyman-Gordon's 8% Senior Notes due 2007 ($150.0 million), less Wyman-Gordon's cash ($97.0 million). The transaction generated goodwill of approximately $571.0 million. Wyman-Gordon, headquartered in Millbury, Massachusetts, is the market leader in high-quality, technologically advanced forgings for aircraft engine components, and is also a leading manufacturer of investment castings for the aerospace industry and forgings for the Power Generation and the Oil & Gas and Other Energy markets. Wyman-Gordon's casting businesses operate as part of the Investment Cast Products segment, and the forging businesses comprise the Forged Products segment.

Pursuant to an FTC consent order regarding PCC's purchase of Wyman-Gordon, the large cast parts operation of Wyman-Gordon in Groton, Connecticut, was divested. This divestiture was sold at its adjusted net book value recorded at the time of purchase of Wyman-Gordon. In addition, pursuant to the FTC consent order, PCC divested the titanium investment casting operation located in Albany, Oregon.

The following represents the pro forma results of the ongoing operations for PCC and Wyman-Gordon as though the acquisition of Wyman-Gordon had occurred at the beginning of fiscal 2000. The pro forma information, however, is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of fiscal 2000, nor is it necessarily indicative of future results.

Fiscal	2000 (Unaudited)
Net sales	$ 2,087.4
Net income	$ 59.3
Earnings per share (basic)	$ 1.21
Earnings per share (diluted)	$ 1.21

Also during the third quarter of fiscal 2000, PCC acquired the stock of Valtaco, which was headquartered in Switzerland. Valtaco manufactures quarter-turn three-piece ball valves and sells these valves along with complementary valve products through subsidiaries in Switzerland, Germany and Scotland. The purchase price of $7.0 million generated $4.2 million of goodwill. Valtaco operates as part of the Fluid Management Products segment.

PCC also acquired the assets of Reiss Engineering, which was located in England, in the third quarter of fiscal 2000. Reiss manufactures quarter-turn knife gate valves and operates as part of the Fluid Management Products segment. The purchase price of $2.7 million generated $1.9 million of goodwill.

During the fourth quarter of fiscal 2000, PCC acquired the stock of Technova, which was headquartered in Switzerland, and its two subsidiaries. Technova manufactures high-performance engineered plastic or polymer lined valves for systems designed to handle corrosive and/or abrasive fluids and pure liquids. The subsidiaries are sales and distribution operations, which were located in Germany and the U.S. The purchase price of $14.0 million generated $8.0 million of goodwill. The Company also acquired a small U.S.-based distributor, MMG, for $0.3 million. Technova and MMG operate as part of the Fluid Management Products segment.

Dispositions

Fiscal 2002

During the third quarter of fiscal 2002, the Company sold the machinery, inventory, receivables and customer lists of the Carmet Company for $5.6 million. Carmet Company had operated within the Investment Cast Products segment. An impairment charge of $19.7 million was recorded in the second quarter of fiscal 2002, concurrent with management's decision to dispose of the business.

Fiscal 2001

During the third quarter of fiscal 2001, the Company sold the assets of Scaled Composites, Inc. for $6.0 million. Scaled Composites was acquired as part of the acquisition of Wyman-Gordon and had been classified as an asset-held-for-sale. The disposition generated no gain or loss for the Company.

During the fourth quarter of fiscal 2001, the Company received a $14.4 million 10-year note receivable for the Company's interest in Pittler GmbH, which had been operated as part of the Industrial Products segment. During the second quarter of fiscal 2002, the note was written off due to the bankruptcy of Pittler. The write-off was recorded as a charge to impairment of long-lived assets.

Fiscal 2000

During the fourth quarter of fiscal 2000, the Company sold the titanium castings operation of Wyman-Gordon as required under the FTC Consent Order for $26.6 million. Prior to completing this transaction, the Company purchased the minority interest in the titanium casting operation from Titanium Metals Corporation (TIMET). In addition, during the fourth quarter, the Company sold the Water Specialties business for $12.7 million and the Penberthy business for $20.0 million. Water Specialties and Penberthy were considered to be non-core to the Fluid Management Products segment. These dispositions resulted in no significant gain or loss for the Company.

Restructuring, asset impairment and other non-recurring charges

The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company's restructuring and asset impairment charges.

Fiscal	**2002**	2001	2000
Provision for restructuring:			
Severance	**$ 11.6**	$ 3.5	$ 7.4
Other	**4.7**	5.2	–
Impairment of long-lived assets	**129.1**	0.7	1.7
	145.4	9.4	9.1
Income tax benefit	**(18.5)**	(3.0)	(3.8)
	$ 126.9	$ 6.4	$ 5.3

The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	**2002**	2001	2000
Restructuring reserve at beginning of period	**$ 5.8**	$ 6.7	$ 1.1
Current year charges	**16.3**	8.7	7.4
Current year utilization	**(7.8)**	(9.6)	(1.8)
Restructuring reserve at end of period	**$ 14.3**	$ 5.8	$ (6.7)

Fiscal 2002

During the second and third quarters of fiscal 2002, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $145.4 million. The tax-effected impact of these charges totaled $126.9 million or $2.43 per share (diluted).

During the second quarter of fiscal 2002, PCC established a reserve totaling $5.6 million pursuant to restructuring plans to consolidate European valve production operations within the Fluid Management Products segment and downsize operations within the Industrial Products Segment. The reserve consisted of $2.1 million for employee severance and $3.5 million for other exit costs, including incremental costs and contractual obligations for items such as leasehold termination payments and other facility exit costs incurred as a direct result of the restructuring plans. These restructuring plans provided for termination of approximately 105 employees. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by June 30, 2002. The tax-effected impact of these charges totaled $4.0 million, or $0.08 per share (diluted).

Charges totaling $34.5 million were taken in the second quarter of fiscal 2002 for impairment of long-lived assets. A $19.7 million charge provided for the write-down of the assets of an unprofitable business to net realizable value less exit costs. The business manufactured carbide products for various industrial markets and was included in the Investment Cast Products segment. Net realizable value was based on estimates of proceeds upon sale or collection of the assets. Substantially all of the assets were sold in the third quarter of fiscal 2002. The second quarter impairment charge also included $12.6 million for the write-off of a long-term note receivable, included in other assets, from a previously owned company that has declared bankruptcy. Fixed asset costs of $2.2 million were also included in the impairment charge primarily for write-off of fixed assets associated with the restructuring of European operations within the Fluid Management Products segment. The tax-effected impact of these charges totaled $24.1 million, or $0.46 per share (diluted).

During the third quarter of fiscal 2002, PCC established a reserve of $10.7 million for employee severance ($9.5 million) and other exit costs ($1.2 million) associated with downsizings within the Investment Cast Products and Forged Products segments due to expected declines in commercial aerospace sales, continued downsizing of operations within the Industrial Products Segment and consolidation of European valve production operations within the Fluid Management Products segment. The other exit costs included lease termination costs resulting from the restructuring plans. The restructuring plan provided for terminations of approximately 900 employees, or 6 percent of the Company's workforce. As of March 31, 2002, approximately 90 percent of the planned terminations had occurred, with the remaining terminations expected by September 29, 2002.

The tax-effected impact of these charges totaled $7.2 million, or $0.14 per share (diluted).

Also during the third quarter of fiscal 2002, the Company incurred charges for impairment of long-lived assets totaling $94.6 million. The Company recognized a non-cash asset impairment charge of $92.4 million related to PCC Specialty Products, a division within the Industrial Products segment. This charge consisted of $86.6 million for goodwill impairment and $5.8 million for impairment of property, plant and equipment. PCC Specialty Products has experienced substantial declines in sales and operating cash flow within its threading tool and punch component businesses as a result of the prolonged and significant downturn in the machine tool market, as well as the more recent deterioration in the automotive market. Given the significant changes in business conditions, PCC performed an evaluation of the recoverability of the long-lived assets of these businesses and determined that the estimated future undiscounted cash flows of the assets were insufficient to recover their related carrying values. Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment charge was recorded to reduce the carrying amount of the assets to fair value based on the estimated present value of expected future cash flows of the businesses. Also included in the asset impairment charge were the write-downs of fixed assets associated with the third quarter's restructuring activity, which totaled $2.2 million. The tax-effected impact of these charges totaled $91.6 million, or $1.75 per share (diluted).

Fiscal 2001

During the third quarter of fiscal 2001, PCC recorded pre-tax charges of $9.4 million related to restructuring activities and other non-recurring items. Reserves totaling $8.7 million were established for the write-off of the Company's investment in a joint venture in India ($4.8 million), as well as for severance costs ($3.5 million) and other exit costs ($0.4 million) associated with the closure of a small aerospace repair operation within the Investment Cast Products segment and the elimination of machining operations in Scotland as the machining operations are now being performed in a new machining plant in the Czech Republic within the Forged Products segment. As of March 31, 2002, these actions had been substantially completed as planned. In addition, asset impairment charges totaling $0.7 million were taken to write down property, plant and equipment as a result of the restructuring activities. The tax-effected impact of these charges totaled $6.4 million or $0.13 per share (diluted).

Fiscal 2000

During the third quarter of fiscal 2000, the Company recorded a pretax charges totaling $9.1 million related to restructuring activities and asset impairments. A $7.4 million reserve was established for severance associated with the consolidation and downsizing of operations within the Industrial Products segment. The asset impairment charges totaling $1.7 million were provided for the write-down of assets in the Industrial Products and Investment Cast Products segments, partially offset by the favorable disposition of a previous non-recurring charge. The restructuring efforts were substantially completed as planned in fiscal 2001. The tax-effected impact of these charges totaled $5.3 million or $0.11 per share (diluted).

Other income

During the fourth quarter of fiscal 2000, the Company recorded $4.2 million of other income upon termination of a portion of an interest rate hedge that was entered into in anticipation of the Company's issuance of the 8.75% Notes.

Fair value of financial instruments

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings are reflected in the financial statements at cost, which equals fair value because of the short-term maturity of these instruments.

The fair value of long-term debt was estimated using the Company's year-end incremental borrowing rate for similar types of borrowing arrangements. The amounts reported in the consolidated balance sheets for long-term debt approximate fair value. The fair value of the interest rate protection related to the swap underlying the term loan was $10.0 million at March 31, 2002 and $7.8 million at April 1, 2001.

Concentration of credit risk

Approximately 52 percent of PCC's business activity in fiscal year 2002 was with companies in the aerospace industry, and 23 percent of total sales were to General Electric. Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables. The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.

Inventories

Inventories consisted of the following:

	March 31, 2002	April 1, 2001
Finished goods	$ 66.8	$ 76.0
Work-in-process	214.0	195.1
Raw materials and supplies	116.1	87.3
	396.9	358.4
LIFO Provision	15.7	4.9
	$ 412.6	$ 363.3

Approximately 50 percent of total inventories at March 31, 2002 were valued on a LIFO basis.

Goodwill and acquired intangibles

Goodwill and acquired intangibles consisted of the following:

	March 31, 2002	April 1, 2001
Goodwill	$ 1,074.3	$ 1,152.5
Acquired intangibles	9.9	–
Accumulated amortization	(90.2)	(78.8)
	$ 994.0	$ 1,073.7

During fiscal 2002, the Company acquired $0.4 million of intangible assets with the acquisition of CW Valve Services and $9.5 million through the purchases of territory access rights and a product line. The gross carrying amount of the Company's acquired intangible assets were as follows:

	March 31, 2002	April 1, 2001
Territory access rights	$ 5.8	$ –
Non-compete agreements	1.5	–
Customer base	1.7	–
Developed technology	0.9	–
	$ 9.9	$ –

Amortization expense for acquired intangible assets in fiscal 2002 was not significant. Future amortization expense related to intangible assets acquired as of March 31, 2002 is estimated to be $0.6 million for each of the succeeding five fiscal years.

Accrued liabilities

Accrued liabilities consisted of the following:

	March 31, 2002	April 1, 2001
Salaries and wages payable	$ 91.0	$ 87.6
Other accrued liabilities	146.3	138.7
	$ 237.3	$ 226.3

Financing arrangements

Long-term debt is summarized as follows:

	March 31, 2002	April 1, 2001
8.75% Notes due fiscal 2005	$ 200.0	$ 200.0
6.75% Notes due fiscal 2008	150.0	150.0
Term Loan, 6.9% at March 31, 2002, payable quarterly in various amounts through fiscal 2006	310.0	370.0
Revolving credit facility due fiscal 2006, 2.9% at March 31, 2002	82.0	30.0
Commercial paper	–	143.3
Industrial Development Revenue Bonds and other, variable interest rates, 2–4% at March 31, 2002, payable annually through fiscal 2016	6.2	6.6
	748.2	899.9
Less: Long-term debt currently due	51.2	61.4
	$ 697.0	$ 838.5

Long-term debt maturing in each of the next five fiscal years is $51.2 million in 2003, $80.3 million in 2004, $290.3 million in 2005, $172.3 million in 2006 and $0.3 million in 2007.

The Company has a bank credit agreement for $710.0 million ("Credit Agreement"). The Credit Agreement includes a $310.0 million term loan facility and a $400.0 million revolving credit facility. At March 31, 2002, $312.0 million of the Credit Agreement was unused and available for borrowing. Borrowings under both the term loan and the revolving credit facility include a margin based on the Company's credit ratings.

The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, fixed charge coverage ratio and leverage ratio. The 6.75% Notes and 8.75% Notes also contain various standard financial covenants. The Company's debt agreements also contain cross default provisions. At March 31, 2002, the Company was in compliance with all restrictive provisions of its loan agreements.

At March 31, 2002, the Company had swapped floating rate term loan debt into fixed rate debt at 5.9%. The amount of the swap decreases as the term loan is repaid through September 2005. In connection with issuance of the 8.75% Notes, the Company hedged the underlying Treasury bond rate in June 1999 and realized a $5.6 million benefit on the hedge, which is being amortized over the life of the 8.75% Notes. The benefit resulted in an effective reduction of the coupon rate to 8.19%. An additional portion of the hedge was terminated before the bonds were sold, resulting in a $4.2 million gain, which was included in "Other Income" in the fourth quarter of fiscal 2000.

Short-term borrowings at March 31, 2002 include $150.0 million under a 364-day Credit and Security Agreement ("Receivable Facility"). The amount of borrowings allowable under the Receivable Facility is a function of the level of eligible trade accounts receivable, which cannot exceed $150.0 million. The weighted average interest rate on short-term borrowings was 2.2% at March 31, 2002 and 5.7% at April 2, 2001.

Income taxes

Income before provision for income taxes was:

Fiscal	2002	2001	2000
Domestic	$ 129.5	$ 193.3	$ 129.6
Foreign	5.5	15.3	9.0
Total pretax income	$ 135.0	$ 208.6	$ 138.6

The provision for income taxes consisted of the following:

Fiscal	2002	2001	2000
Current taxes:			
Federal	$ 86.5	$ 65.4	$ 49.8
Foreign	5.4	9.8	9.8
State	14.6	7.4	7.6
	106.5	82.6	67.2
Change in deferred income taxes	(13.9)	1.1	(13.9)
Provision for income taxes	$ 92.6	$ 83.7	$ 53.3

United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings and repatriate the earnings only when it is tax efficient to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by foreign tax credits. As of March 31, 2002, undistributed earnings of international subsidiaries were $90.4 million.

Certain acquisitions yielded nondeductible goodwill, which is reflected in the tax rate reconciliation below, and the tax impact of purchase accounting adjustments is reflected in deferred taxes.

A reconciliation of the United States federal statutory rate to the effective income tax rate follows:

Fiscal	2002	2001	2000
Statutory federal rate	35%	35%	35%
Effect of:			
State taxes, net of federal benefit	6	2	3
Goodwill amortization and impairment	30	4	4
Foreign Sales Corporation tax benefit	(4)	(2)	(3)
Valuation allowance	2	1	1
Other, net	–	–	(2)
Effective rate	69%	40%	38%

The increase in the fiscal 2002 effective rate was due to the Company receiving no tax benefits related to the $92.1 million write-off of goodwill included in impairment of long-lived assets. Excluding the impact of the restructuring and asset impairment charges, the effective tax rate would have been 40 percent.

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse.

Significant components of the Company's deferred tax assets and liabilities were as follows:

	March 31, 2002	April 1, 2001
Deferred tax assets arising from:		
Expense accruals	$ 62.0	$ 51.8
Post-retirement benefits other than pensions	20.9	20.9
Pension accruals	34.4	25.2
Tax loss carryforwards	2.5	0.2
Tax credit carryforwards	3.2	3.2
Inventory reserves	18.5	10.9
Foreign operations	0.1	0.1
Valuation allowances	(4.8)	(2.3)
Gross deferred tax assets	136.8	110.0
Deferred tax liabilities arising from:		
Depreciation/amortization	(43.9)	(37.5)
Inventory basis differences	(18.0)	(11.5)
Foreign operations	(2.8)	(2.8)
Other	(0.8)	(0.8)
Gross deferred tax liabilities	(65.5)	(52.6)
Net deferred tax asset	$ 71.3	$ 57.4

The Company has provided valuation allowances for domestic and foreign net operating loss carryforwards to reduce the related future income tax benefits to zero.

Earnings per share

The Company reports earnings per share in accordance with Statement No. 128, "Earnings per Share." Basic earnings per share have been computed based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share also consider common shares issuable under an employee stock purchase plan and stock option plans. Share data for fiscal 2000 have been restated for the effects of a two-for-one stock split in September 2000.

Fiscal	2002 Basic	2002 Diluted	2001 Basic	2001 Diluted	2000 Basic	2000 Diluted
Net income	$ 42.4	$ 42.4	$ 124.9	$ 124.9	$ 85.3	$ 85.3
Average shares outstanding	51.6	51.6	50.0	50.0	49.0	49.0
Common shares issuable	–	0.7	–	0.9	–	0.2
Average shares outstanding assuming dilution	51.6	52.3	50.0	50.9	49.0	49.2
Net income per common share	$ 0.82	$ 0.81	$ 2.50	$ 2.45	$ 1.74	$ 1.73

Stock options to purchase 1.1 million shares for fiscal 2002, 0.4 million shares for fiscal 2001 and 1.1 million shares for fiscal 2000 were not dilutive, and therefore, were not included in the computations of diluted net income per common share amounts.

Pension and other postretirement benefit plans

The Company and its subsidiaries sponsor many domestic and foreign defined benefit pension plans. Benefits provided by these plans generally are based on years of service and compensation. PCC's funding policy for the domestic plans is to satisfy the funding requirements of the Employee Retirement Income Security Act. PCC also provides postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements. The following information is provided for the plans discussed above.

Fiscal	Pension Benefits 2002	Pension Benefits 2001	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001
Change in plan assets:				
Beginning fair value of plan assets	$ 496.9	$ 502.7	$ –	$ –
Actual return on plan assets	(27.6)	6.9	–	–
Business acquisition	–	8.2	–	–
Company contributions	12.4	11.2	7.5	6.5
Plan participants' contributions	2.7	2.5	–	–
Benefits paid	(23.3)	(22.4)	(7.5)	(6.5)
Exchange rate and other	(0.2)	(12.2)	–	–
Ending fair value of plan assets	$ 460.9	$ 496.9	$ –	$ –
Change in projected benefit obligations:				
Beginning projected benefit obligations	$ 542.9	$ 477.6	$ 59.9	$ 60.3
Service cost	21.6	19.4	0.3	0.3
Interest cost	37.6	35.2	4.4	4.7
Plan participants' contributions	2.7	2.5	–	–
Amendments	0.3	(1.2)	–	–
Business acquisition	–	9.3	–	–
Actuarial losses	12.1	34.1	10.6	1.1
Benefits paid	(23.3)	(22.5)	(7.5)	(6.5)
Exchange rate and other	(0.3)	(11.5)	–	–
Ending projected benefit obligations	$ 593.6	$ 542.9	$ 67.7	$ 59.9
Reconciliation to balance sheet amounts:				
Fair value of plan assets less than projected benefit obligations	$ (132.7)	$ (46.0)	$ (67.7)	$ (59.9)
Unrecognized net loss (gain)	85.3	6.4	7.8	(3.1)
Unrecognized prior service cost	9.1	9.6	(0.5)	(0.5)
Unrecognized net transition obligation	3.7	3.7	–	–
Net pre-tax amount recognized	$ (34.6)	$ (26.3)	$ (60.4)	$ (63.5)
Amounts recognized in the balance sheets:				
Other assets	$ 32.6	$ 28.3	$ –	$ –
Accrued liabilities	(8.5)	(2.3)	–	–
Pension and postretirement benefit obligations	(63.3)	(52.3)	(60.4)	(63.5)
Accumulated comprehensive income	4.6	–	–	–
Net pre-tax amount recognized	$ (34.6)	$ (26.3)	$ (60.4)	$ (63.5)

Other assets include $26.4 million of prepaid benefit cost and $6.2 million of intangible assets.

Assets of the pension plans are invested primarily in equities and fixed income investments.

Included in the aggregated data in the above tables are amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

Fiscal	2002	2001
Projected benefit obligation	**$ (100.7)**	$ (51.7)
Accumulated benefit obligation	**$ (92.4)**	$ (46.9)
Fair value of plan assets	**$ 54.0**	$ 18.4

The assumptions used in determining the benefit obligations in 2002 and 2001 were as follows:

	Pension Benefits		Other Postretirement Benefits	
Fiscal	**2002**	2001	**2002**	2001
Discount rate	**7.25%**	7.50%	**7.25%**	7.50%
Expected return on plan assets	**9.00%**	9.00%	–	–
Rate of compensation increase	**5.00%**	5.00%	–	–

The health care cost trend rate to be used in fiscal 2003 ranges from 5% to 12% and is expected to be 5% thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	$ 0.4	$ (0.3)
Effect on postretirement benefit obligation	$ 4.8	$ (4.2)

The net cost for the Company's pension plans consisted of the following components:

Fiscal	2002	2001	2000
Service cost	**$ 21.6**	$ 19.4	$ 17.1
Interest cost	**37.6**	35.2	20.7
Expected return on plan assets	**(42.4)**	(42.6)	(22.4)
Other, net	**2.2**	–	0.4
Net pension cost	**$ 19.0**	$ 12.0	$ 15.8

The cost of postretirement benefits other than pensions consisted of the following components:

Fiscal	2002	2001	2000
Service cost	**$ 0.3**	$ 0.3	$ 0.3
Interest cost	**4.4**	4.7	1.4
Other, net	**(0.2)**	(0.2)	(1.5)
Postretirement benefit cost	**$ 4.5**	$ 4.8	$ 0.2

The cost of contributions to the Company's 401(k) savings plans was $9.2 million, $8.9 million and $7.1 million in 2002, 2001 and 2000, respectively.

Commitments and contingencies

The Company leases certain facilities, office space and equipment under operating leases for varying periods. Future minimum rental payments under noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2002 are as follows:

Fiscal year	
2003	$ 10.7
2004	9.2
2005	7.1
2006	5.8
2007	4.7
Thereafter	8.9
	$ 46.4

Total rent expense for all operating leases was $11.1 million, $9.5 million and $9.5 million for fiscal 2002, 2001 and 2000, respectively.

Various lawsuits arising during the normal course of business are pending against PCC. In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on PCC's consolidated financial position, results of operations, cash flows or business.

Shareholders' investment

Authorized shares of common stock without par value consisted of 300.0 million shares at March 31, 2002, and 100.0 million shares at April 1, 2001, and April 2, 2000. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at March 31, 2002, April 1, 2001, and April 2, 2000.

Stock-based compensation plans

PCC has stock incentive plans for certain officers, key salaried employees and directors. The officer and employee stock incentive plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and sale of restricted stock. The Compensation Committee of the Board of Directors determines awards under the officer and employee stock incentive plans. To date, all awards under the stock incentive plans have been non-qualified stock option grants. The Committee fixes the time limit within which options may be exercised and other exercise terms. In fiscal 2002, the directors' plan was amended to provide for the granting of options for 2,000 shares annually to each outside director. Option prices of the plans to date have been at the fair market value on the date of grant. Options become exercisable in installments from one to four years from the date of grant and generally expire seven to ten years from the date of grant.

Summarized information relative to the Company's stock incentive plans is as follows:

	Option Shares	Average Price[1]
Outstanding at March 28, 1999	2,828,000	22.11
Granted	1,798,000	14.00
Exercised	(104,000)	9.23
Expired or cancelled	(274,000)	24.12
Outstanding at April 2, 2000	4,248,000	18.86
Granted	1,263,000	34.20
Exercised	(1,236,000)	18.09
Expired or cancelled	(104,000)	22.41
Outstanding at April 1, 2001	4,171,000	23.64
Granted	**1,578,000**	**24.64**
Exercised	**(384,000)**	**19.85**
Expired or cancelled	**(355,000)**	**23.32**
Outstanding at March 31, 2002	**5,010,000**	**$ 24.27**
Exercisable at April 2, 2000	1,396,000	$20.27
Exercisable at April 1, 2001	1,036,000	$22.32
Exercisable at March 31, 2002	**1,663,800**	**$ 23.71**

[1] *Weighted average exercise price.*

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2003 to fiscal 2012. At March 31, 2002, 3,053,000 stock incentive plan shares were available for future grants.

Summarized information about stock options outstanding and exercisable at March 31, 2002, is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Option Shares	Average Life[1]	Average Price[2]	Option Shares	Average Price[2]
Under $14.0	**1,147,000**	**7.4**	**$ 13.69**	**430,000**	**$ 13.50**
$14.1 to $24.0	**903,000**	**6.3**	**22.05**	**594,000**	**22.07**
$24.1 to $24.5	**1,500,000**	**9.6**	**24.14**	**–**	**–**
$24.6 to $35.0	**406,000**	**5.7**	**30.11**	**381,000**	**29.91**
Over $35.0	**1,054,000**	**8.6**	**35.62**	**259,000**	**35.29**
	5,010,000	**8.0**	**$ 24.27**	**1,664,000**	**$ 23.71**

[1] *Weighted average contractual life remaining in years.*
[2] *Weighted average exercise price.*

PCC also has an employee stock purchase plan whereby the Company is authorized to issue shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is the lower of 85 percent of the fair market value of the stock on the date of grant or on the date purchased.

Disclosures required by Statement No. 123, "Accounting for Stock-Based Compensation," are as follows:

Fiscal	2002	2001	2000
Weighted average fair value of grants:			
Per option[1]	**$ 9.87**	$ 12.40	$ 5.23
Per purchase right[1,2]	**$ 7.90**	$ 4.35	$ 3.62
Valuation assumptions:			
Risk-free interest rate	**4.9%**	4.7%	6.4%
Dividend yield	**0.6%**	0.6%	0.6%
Volatility	**37.8%**	34.7%	32.0%
Expected life (years)	**5**	5	5
Pro forma effects:			
Net income[3]	**$ 35.4**	$ 120.5	$ 81.7
Net income per common share (basic)	**$ 0.69**	$ 2.41	$ 1.67
Net income per common share (diluted)	**$ 0.68**	$ 2.37	$ 1.66

[1] *Estimated using Black-Scholes option pricing model*
[2] *Purchase rights granted under employee stock purchase plan*
[3] *Net income in millions*

Shareholder rights plan

Effective December 3, 1998, PCC declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Company to shareholders of record at the close of business on December 16, 1998. Under certain conditions, each right may be exercised to purchase 1/100 of a share of series A no par serial preferred stock at a purchase price of $200 per share, subject to adjustment. The rights will be exercisable only (i) if a person or group has acquired, or obtained the right to acquire, 15 percent or more of the outstanding shares of common stock, (ii) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock, or (iii) after the Board of Directors of PCC declares any person who owns more than 10 percent of the outstanding common stock to be an Adverse Person. Each right will entitle its holder to receive, upon exercise, common stock of the Company (or, in certain circumstances, cash, property or other securities of PCC) having a value equal to two times the exercise price of the right. If the rights become exercisable, and (i) PCC is acquired in a merger or other business combination in which PCC does not survive or in which its common stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The rights expire on December 16, 2008, and may be redeemed by PCC for $0.001 per right at any time until a determination is made that any person is an Adverse Person, or 10 days following the time that a person has acquired 15 percent or more of the outstanding common stock, or in connection with certain transactions approved by the Board of Directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of PCC.

Derivatives and hedging activities

Effective April 2, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 resulted in an unrecognized loss of $4.9 million as a cumulative effect adjustment of accumulated other comprehensive income relating to cash flow hedges discussed below. Of the $6.1 million loss relating to derivative activity remaining in accumulated comprehensive income at March 31, 2002, approximately $5.6 million is expected to be transferred to net earnings over the next twelve months when the forecasted transactions actually occur. No material gains or losses due to ineffectiveness were recognized in fiscal 2002.

The Company holds and issues derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in commodity prices and interest rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. In the normal course of business, the Company executes the following types of hedge transactions:

Fair value hedges

The Company has sales and purchase commitments denominated in foreign currencies. Foreign currency forward contracts are used to hedge against the risk of change in the fair value of these commitments attributable to fluctuations in exchange rates. Changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged.

Cash flow hedges

The Company has variable rate debt obligations that expose the Company to interest rate risk. PCC has entered into an interest rate swap to eliminate this risk on a portion of its variable rate debt. The notional amount of the swap decreases through September 2005 as this debt is repaid. At March 31, 2002, the notional amount of the swap was $310.0 million. The notional amount represents the debt to be paid as of fiscal year end and does not represent the Company's exposure on the swap. The Company also purchases natural gas for its operations under variable price contracts. In order to hedge against increases in the price of natural gas, the Company has entered into commodity swaps for a portion of its anticipated purchases. For these cash-flow hedge transactions, changes in the fair value of the derivative instruments are reported in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges, which were not material for fiscal 2002, are recognized in current period earnings.

The Company believes that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

Segment information

The Company's operations are classified into four reportable business segments: Investment Cast Products, Forged Products, Fluid Management Products and Industrial Products. The Company's four reportable business segments are managed separately based on fundamental differences in their operations.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Wyman-Gordon Aluminum Casting business. These three businesses manufacture investment castings for aircraft engine, industrial gas turbine (IGT), airframe, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment comprises all of the forging businesses of Wyman-Gordon. Aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe and other products for the oil and gas industry.

Fluid Management Products

The Fluid Management Products segment includes all of the businesses of PCC Flow Technologies. The businesses that comprise this segment manufacture an extensive range of fluid management products that include pumps for water and wastewater treatment, low-pressure sewer systems, new construction, processing, energy and other applications; and valves for oil and gas, fuel distribution, food processing, severe services and other applications.

Industrial Products

The Industrial Products segment includes PCC Specialty Products, J&L Fiber Services, Advanced Forming Technology (AFT) and STW Composites. PCC Specialty Products manufactures a broad range of cold-forming header and threader tools, gundrills and machines for vertical and horizontal boring, fastener production and gundrilling, principally for automotive and other machine tool applications. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry and rebuilds refiner equipment that is used in the pulping process. AFT manufactures metal-injection-molded, metal-matrix-composite, and ThixoFormed™ components for a wide variety of applications. STW Composites designs and manufactures composite components principally for aerospace applications.

The Company evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in "Summary of Significant Accounting Policies." There are no material intersegment sales. Segment results are as follows:

Fiscal	2002	2001	2000
Net sales			
Investment Cast Products	$ 1,332.0	$ 1,187.6	$ 970.8
Forged Products	697.9	620.7	192.1
Fluid Management Products	361.1	318.7	291.6
Industrial Products	166.4	199.3	219.2
Consolidated net sales	$ 2,557.4	$ 2,326.3	$ 1,673.7
Segment operating income			
Investment Cast Products	$ 248.5	$ 213.7	$ 161.2
Forged Products	116.7	96.7	24.4
Fluid Management Products	18.4	11.8	15.0
Industrial Products	(4.5)	1.1	6.6
Corporate expense	(32.5)	(24.3)	(16.6)
Operating income	346.6	299.0	190.6
Restructuring and other charges	(16.3)	(8.7)	(7.4)
Impairment of long-lived assets	(129.1)	(0.7)	(1.7)
Other income	–	–	4.2
Interest expense, net	(66.2)	(81.0)	(47.1)
Consolidated income before provision for income taxes	$ 135.0	$ 208.6	$ 138.6
Total assets			
Investment Cast Products	$ 578.5	$ 607.5	$ 569.5
Forged Products	876.5	781.8	700.6
Fluid Management Products	487.0	473.2	445.8
Industrial Products	268.6	372.6	369.4
Corporate[1]	354.3	337.8	330.4
Consolidated total assets	$ 2,564.9	$ 2,572.9	$ 2,415.7
Depreciation and amortization expense			
Investment Cast Products	$ 31.2	$ 33.9	$ 30.8
Forged Products	37.1	35.3	12.0
Fluid Management Products	15.0	14.6	14.2
Industrial Products	15.8	15.9	14.8
Corporate	1.6	2.7	2.4
Consolidated depreciation and amortization expense	$ 100.7	$ 102.4	$ 74.2
Capital expenditures			
Investment Cast Products	$ 58.2	$ 29.7	$ 23.8
Forged Products	41.6	36.7	1.3
Fluid Management Products	11.7	13.1	9.8
Industrial Products	13.6	10.4	13.8
Corporate	0.2	0.3	0.6
Consolidated capital expenditures	$ 125.3	$ 90.2	$ 49.3

[1] *Corporate assets consist principally of accounts receivable (Precision Receivables Corp. established in fiscal 2000), cash and cash equivalents, deferred income taxes and other assets.*

Sales to General Electric were 22.8 percent, 21.9 percent and 15.8 percent of total sales in fiscal 2002, 2001 and 2000, respectively, as follows:

Fiscal	2002	2001	2000
Investment Cast Products	$ 359.5	$ 268.0	$ 193.2
Forged Products	221.7	234.7	66.3
Fluid Management	3.0	5.8	3.9
Industrial Products	–	–	0.2
	$ 584.2	$ 508.5	$ 263.6

No other customer accounted for more than 10 percent of net sales.

The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Long-lived assets consist of property, plant and equipment and certain other tangible long-term assets of the continuing operations. Geographic Information regarding the Company's net sales and long-lived assets is as follows:

Fiscal	2002	2001	2000
United States	$ 2,180.1	$ 1,919.9	$ 1,377.3
United Kingdom	235.7	262.1	167.1
Other countries	141.6	144.3	129.3
Net sales	$ 2,557.4	$ 2,326.3	$ 1,673.7
United States	$ 524.7	$ 517.1	$ 481.4
United Kingdom	64.2	69.1	68.6
Other countries	61.3	38.4	29.2
Total tangible long-lived assets	$ 650.2	$ 624.6	$ 579.2

To the Shareholders and Board of Directors of Precision Castparts Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' investment present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at March 31, 2002 and April 1, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
April 29, 2002

Report of Management

The management of PCC has prepared the consolidated financial statements and related financial data contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles appropriate in the circumstances and reflect judgments and estimates with appropriate consideration to materiality. Management is responsible for the integrity and objectivity of the financial statements and other financial data included in the report.

PCC maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits and reviews by Company officers.

PricewaterhouseCoopers LLP, independent accountants, provide an objective, independent review of management's discharge of its obligation related to the fairness of reporting operating results and financial condition. PricewaterhouseCoopers LLP performs auditing procedures necessary in the circumstances to render an opinion on the financial statements contained in this report.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and the internal auditors to monitor the activities of each.

William C. McCormick
Chairman and Chief Executive Officer

William D. Larsson
Senior Vice President and Chief Financial Officer

(Unaudited) *(In millions, except employee, shareholder and per share data)*	2002	2001	2000	1999	1998
Net sales	$ 2,557.4	$ 2,326.3	$ 1,673.7	$ 1,471.9	$ 1,316.7
Net income	$ 42.4	$ 124.9	$ 85.3	$ 103.3	$ 86.1
Return on sales	1.7%	5.4%	5.1%	7.0%	6.5%
Return on beginning shareholders' investment	4.7%	16.1%	12.2%	17.4%	17.1%
Net income per common share (basic)	$ 0.82	$ 2.50	$ 1.74	$ 2.12	$ 1.78
Net income per common share (diluted)	$ 0.81	$ 2.45	$ 1.73	$ 2.11	$ 1.77
Cash dividends declared per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Average shares of common stock outstanding	51.6	50.0	49.0	48.8	48.4
Working capital	$ 151.4	$ 199.6	$ 160.4	$ 252.3	$ 246.0
Total assets	$ 2,564.9	$ 2,572.9	$ 2,415.7	$ 1,449.6	$ 1,274.60
Total debt	$ 901.5	$ 1,052.7	$ 1,068.2	$ 425.9	$ 372.2
Total equity	$ 951.8	$ 901.8	$ 773.9	$ 697.4	$ 595.3
Total debt as a percent of total debt and equity	48.6%	53.9%	58.0%	37.9%	38.5%
Book value per share	$ 18.23	$ 17.58	$ 15.73	$ 14.25	$ 12.25
Capital expenditures	$ 125.3	$ 90.2	$ 49.3	$ 74.8	$ 82.9
Number of employees	13,813	14,288	13,090	12,335	10,367
Number of shareholders of record	6,143	5,691	3,868	3,800	3,715

Share and per share data for fiscal years prior to 2001 have been restated for the effects of a two-for-one stock split in September 2000.

Corporate Information

Quarterly Financial Information

(Unaudited)
(In millions, except per share data)

2002	1st Quarter	2nd Quarter[2]	3rd Quarter[3,4]	4th Quarter
Net sales	$ 638.8	$ 661.5	$ 625.8	$ 631.3
Gross profit	$ 138.5	$ 144.5	$ 140.1	$ 156.7
Net income (loss)	$ 40.5	$ 12.1	$ (59.1)	$ 48.9
Net income (loss) per common share[1]:				
Basic	$ 0.79	$ 0.23	$ (1.15)	$ 0.94
Diluted	$ 0.77	$ 0.23	$ (1.15)	$ 0.93
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 48.80	$ 39.45	$ 27.82	$ 36.07
Low	$ 32.00	$ 18.30	$ 20.88	$ 26.29
End	$ 37.42	$ 22.20	$ 27.82	$ 35.41

2001	1st Quarter	2nd Quarter	3rd Quarter[5]	4th Quarter
Net sales	$ 549.5	$ 566.4	$ 580.4	$ 630.0
Gross profit	$ 121.9	$ 124.5	$ 127.4	$ 142.7
Net income	$ 28.3	$ 30.8	$ 26.4	$ 39.4
Net income per common share[1,6]:				
Basic	$ 0.57	$ 0.62	$ 0.53	$ 0.77
Diluted	$ 0.57	$ 0.61	$ 0.51	$ 0.75
Cash dividends per share[6]	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices[6]:				
High	$ 25.66	$ 41.59	$ 45.56	$ 42.50
Low	$ 18.16	$ 22.31	$ 33.10	$ 29.38
End	$ 22.63	$ 38.38	$ 42.06	$ 33.05

[1] *Net income per common share for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while net income per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' net income per common share does not equal the full-year net income per common share.*

[2] *During the second quarter of fiscal 2002, the Company recorded charges related to restructuring activities and impairment of long-lived assets. These charges principally provided for the exit of a business, write-off of a note receivable and lease termination costs, severances and asset write-downs associated with consolidation and downsizing of operations within two of the Company's business segments.*

[3] *During the third quarter of fiscal 2002, the Company recorded charges related to restructuring activities. These charges principally provided for severance costs to reduce operations impacted by the downturn in the commercial aerospace market, additional costs associated with the consolidation of European operations within the Fluid Management Products segment and severance costs to reduce operations within the Industrial Products segment.*

[4] *During the third quarter of fiscal 2002, the Company recorded impairment charges related to the write-down of long-lived assets (primarily goodwill) of several operations within the Industrial Products segment. The impairment charges were taken pursuant to Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*

[5] *During the third quarter of fiscal 2001, the Company recorded charges related to restructuring activities and impairment of long-lived assets. These charges principally provided for severance costs and the write-off of an international joint venture.*

[6] *Net income per common share, cash dividends per share and common stock prices for all periods prior to the second quarter of fiscal 2001 have been restated to reflect the two-for-one stock split effective in September 2000.*

Annual Meeting
Date: Wednesday, August 14, 2002
Time: 9:00 a.m.
Place: Embassy Suites
The Queen Marie Ballroom,
Mezzanine Level
319 SW Pine Street
Portland, OR 97204

Quarterly Earnings
Shareholders may receive copies of the Company's Form 10-Q report filed with the Securities and Exchange Commission and/or quarterly earnings releases, free of charge, by calling Investor Relations at (503) 417-4850 or sending an e-mail request to info@precastcorp.com.

Common Stock
Precision Castparts Corp. Common Stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange, and the Philadelphia Stock Exchange.

Investor Relations
Dwight E. Weber
Director of Communications

Transfer Agent
The Bank of New York
1 (800) 524-4458
Address shareholder inquiries to:
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
email: shareowner-svcs@bankofny.com

Independent Accountants
PricewaterhouseCoopers LLP

General Counsel
Stoel Rives LLP

Home Page Address
www.precast.com

Affirmative Action Statement
Precision Castparts Corp. is an equal opportunity affirmative action employer committed to recruit, hire, upgrade, train, and promote in all job categories without regard to race, color, religion, sex, national origin, age, disability, or status as a disabled veteran or a veteran of the Vietnam Era.

Precision Castparts Corp.
4650 SW Macadam Avenue, Suite 440
Portland, Oregon 97239-4254
503/417-4800

PCC Structurals
4600 SE Harney Drive
Portland, Oregon 97206-0898
503/777-3881

PCC Airfoils
25201 Chagrin Boulevard, Suite 290
Beachwood, Ohio 44122-5633
216/831-3590

Wyman-Gordon Company
1529 Grafton Road
Millbury, Massachusetts 01527-4332
508/839-4441

PCC Flow Technologies
16801 Greenspoint Park Drive, Suite 355
Houston, Texas 77060-2312
281/873-2055

PCC Specialty Products
Wexford Professional Building III, Suite 3301
11676 Perry Highway
Wexford, Pennsylvania 15090-7205
724/940-3940

J & L Fiber Services
809 Philip Drive
Waukesha, Wisconsin 53186-5919
262/547-6886

Advanced Forming Technology
7040 Weld County Road, #20
Longmont, Colorado 80504-9423
303/833-6000